EXHIBIT 1

EXHIBIT 99.5

BAAN COMPANY N.V.

General

      Object of the amendment of the articles of association is the adjustment as a result of the abolition of the supervisory board of Baan Company N.V.

current articles of association	proposed amendments

NAME AND REGISTERED OFFICE.

ARTICLE 1.
The name of the company shall be Baan Company N.V. and its registered office shall be at Barneveld.

OBJECTS.

ARTICLE 2.

The objects of the company are:
a. the financing of –, the participating in –, the administration of –. the managing of – and the cooperation or merger with other companies and/or enterprises, irrespective of object or legal form;
b. the developing and managing of software, the granting of licenses, the purchasing and selling of software, as well as the purchasing and selling of computer systems;
c. the acquisition, alienation, letting and hiring, managing and operating of – and the trade in registered property and movable properties;
d. the investment of capital in securities, registered property, debt claims and other capital values;
e. the rendering of advisory services with regard to management as well as the giving of commercial advice and the acting as an intermediary at the realisation of (trade) transactions;
the carrying out of all that is connected with the aforementioned in the broadest sense.

DURATION.

ARTICLE 3.
The company shall continue to exist for an indefinite period of time.

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current articles of association	explanation

NAME AND REGISTERED OFFICE.

ARTICLE 1.
The name of the company shall be Baan Company N.V. and its registered office shall be at Barneveld.

OBJECTS.

ARTICLE 2.

The objects of the company are:
a. the financing of –, the participating in –, the administration of –. the managing of – and the cooperation or merger with other companies and/or enterprises, irrespective of object or legal form;
b. the developing and managing of software, the granting of licenses, the purchasing and selling of software, as well as the purchasing and selling of computer systems;
c. the acquisition, alienation, letting and hiring, managing and operating of – and the trade in registered property and movable properties;
d. the investment of capital in securities, registered property, debt claims and other capital values;
e. the rendering of advisory services with regard to management as well as the giving of commercial advice and the acting as an intermediary at the realisation of (trade) transactions;
the carrying out of all that is connected with the aforementioned in the broadest sense.

DURATION.

ARTICLE 3.
The company shall continue to exist for an indefinite period of time.

current articles of association	proposed amendments

CAPITAL AND SHARES.

ARTICLE 4.
1. The authorized capital of the company amounts to sixty million Netherlands guilders (NLG  60,000,000) divided into seven hundred million (700.000.000) ordinary shares with a par value of six Netherlands cents (NLG 0.06) each and three hundred million (300,000,000) finance preference shares with a par value of six Netherlands cents (NLG 0.06) each, divided into six (6) series of fifty million (50.000.000) shares each.
Where in these articles of association reference is made to shares and shareholders it shall include respectively the ordinary shares, the finance preference shares or the respective series thereof and the holders of ordinary shares, the holders of finance preference shares or the respective series thereof the unless the contrary is expressly stated.
The provisions in these articles regarding finance preference shares apply to each of the respective series thereof.
These series qualify as separate classes of shares.

2. The ordinary shares shall be registered shares or bearer shares, such at the option of the holder.
The ordinary shares shall be in bearer form, unless the shareholder, explicitly or implicitly, expresses the desire that he wants a share in registered form.
The finance preference shares shall be registered shares. Share certificates for finance preference shares will not be issued.

3. Share certificates for bearer shares shall be available as a body construction with a simplified dividend sheet (CF certificates): such share certificates shall be referred to in these articles of association as share certificates Model A.
The dividend sheet of a share certificate Model A shall only be issued by the company to a custodian to be designated by the shareholder. Such a designated custodian must have been admitted as such by the management board and he must have pledged himself towards the company (a) not to hand over the dividend sheets, except to other custodians admitted by the management board or to the company, (b)  to have the custody of the dividend sheets administered by an institution commissioned to do so by the management board.

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current articles of association	explanation

CAPITAL AND SHARES.

ARTICLE 4.
1. The authorized capital of the company amounts to sixty million Netherlands guilders (NLG  60,000,000) divided into seven hundred million (700.000.000) ordinary shares with a par value of six Netherlands cents (NLG 0.06) each and three hundred million (300,000,000) finance preference shares with a par value of six Netherlands cents (NLG 0.06) each, divided into six (6) series of fifty million (50.000.000) shares each.
Where in these articles of association reference is made to shares and shareholders it shall include respectively the ordinary shares, the finance preference shares or the respective series thereof and the holders of ordinary shares, the holders of finance preference shares or the respective series thereof the unless the contrary is expressly stated.
The provisions in these articles regarding finance preference shares apply to each of the respective series thereof.
These series qualify as separate classes of shares.

2. The ordinary shares shall be registered shares or bearer shares, such at the option of the holder.
The ordinary shares shall be in bearer form, unless the shareholder, explicitly or implicitly, expresses the desire that he wants a share in registered form.
The finance preference shares shall be registered shares. Share certificates for finance preference shares will not be issued.

3. Share certificates for bearer shares shall be available as a body construction with a simplified dividend sheet (CF certificates): such share certificates shall be referred to in these articles of association as share certificates Model A.
The dividend sheet of a share certificate Model A shall only be issued by the company to a custodian to be designated by the shareholder. Such a designated custodian must have been admitted as such by the management board and he must have pledged himself towards the company (a) not to hand over the dividend sheets, except to other custodians admitted by the management board or to the company, (b)  to have the custody of the dividend sheets administered by an institution commissioned to do so by the management board.

current articles of association	proposed amendments

4. Share certificates Model A shall, be available for one share and furthermore for such a higher amount of shares as shall be determined by the management board.

5. Registered shares shall be available:
— in the form of an entry in the register of shareholders without the issuance of a share certificate; such shares shall be referred to in these articles of association as shares Model 1;
   — and – in so far as the management board so stipulates – in the form of an entry in the register of shareholders, with the issuance of a share certificate, which share certificate shall consist of a body without a dividend sheet: such shares and share certificates shall in these articles of association be referred to as shares and share certificates Model II.

6. The management board may determine that the entry of shares shall be possible for one or more shares at the same time, the amounts of shares to be determined by the management board.
7. Share certificates Model II shall be available for such amounts of shares as shall be determined by the management board.
 8. All share certificates shall be signed by or on behalf of one member of the management board; the signing may be effected by means of a facsimile signature. Moreover, the share certificates Model II shall, and the other share certificates may, be co-signed by one or more persons to be designated thereto by the management board.

9. All share certificates shall bear numbers and/or letters in the manner to be determined by the management board.
10. Subject to approval by the supervisory board, the management board may resolve that for transactions at foreign exchanges share certificates shall be issued that shall meet the requirements of the foreign exchange (exchanges) involved and that they shall not be provided with any dividend sheet.
10. The management board may resolve that for transactions at foreign exchanges share certificates shall be issued that shall meet the requirements of the foreign exchange (exchanges) involved and that they shall not be provided with any dividend sheet.
11. In these articles of association “share certificate” shall also be understood to mean a certificate for more than one share.

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current articles of association	explanation

4. Share certificates Model A shall, be available for one share and furthermore for such a higher amount of shares as shall be determined by the management board.

5. Registered shares shall be available:
— in the form of an entry in the register of shareholders without the issuance of a share certificate; such shares shall be referred to in these articles of association as shares Model 1;
   — and – in so far as the management board so stipulates – in the form of an entry in the register of shareholders, with the issuance of a share certificate, which share certificate shall consist of a body without a dividend sheet: such shares and share certificates shall in these articles of association be referred to as shares and share certificates Model II.

6. The management board may determine that the entry of shares shall be possible for one or more shares at the same time, the amounts of shares to be determined by the management board.
7. Share certificates Model II shall be available for such amounts of shares as shall be determined by the management board.
 8. All share certificates shall be signed by or on behalf of one member of the management board; the signing may be effected by means of a facsimile signature. Moreover, the share certificates Model II shall, and the other share certificates may, be co-signed by one or more persons to be designated thereto by the management board.

9. All share certificates shall bear numbers and/or letters in the manner to be determined by the management board.
10. Subject to approval by the supervisory board, the management board may resolve that for transactions at foreign exchanges share certificates shall be issued that shall meet the requirements of the foreign exchange (exchanges) involved and that they shall not be provided with any dividend sheet.
This paragraph is amended as a result of the abolition of the supervisory board.
11. In these articles of association “share certificate” shall also be understood to mean a certificate for more than one share.

current articles of association	proposed amendments

LOSS/ DAMAGE OF SHARE CERTIFICATES.

ARTICLE 5.
1. At a request in writing by the person entitled to share certificates, new certificates or duplicates bearing the same particulars may be issued for share certificates or parts thereof which have been lost or damaged, if the applicant furnishes proper proof of his right and -in case of loss- of the loss to the satisfaction of the management board, and furthermore do such conditions as the management board shall deem necessary.

2. With respect to the issue of new or duplicate certificates for bearer share certificates in the cases that qualify for issuance according to the management board, the condition may be stipulated that the particulars of the lost certificates shall be announced three times, each time with an interval of at least one month, in at least three newspapers to be selected by the management board, stating the request made and only then the new or duplicate certificates may be issued not until six months after the last announcement, provided that the original documents shall not have been shown to the management board before that time.

3. The issuance of the new or duplicate certificates shall render the original documents void.
4. The issuance of new or duplicate certificates for registered share certificates may, in the cases that qualify for issuance according to the management board, be announced in newspapers to be selected by the management board.

SHARE REGISTER.

ARTICLE 6.
1. Subject to the provisions laid down in the law, a register of the registered shares shall be kept by or on behalf of the company; the register shall be kept up to date regularly and it may, entirely or partly, consist of- more than one copy, and may be kept at various places, all this at the management board’s discretion. At least one copy of the register of shares shall be kept at the office of the company.

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current articles of association	explanation

LOSS/ DAMAGE OF SHARE CERTIFICATES.

ARTICLE 5.
1. At a request in writing by the person entitled to share certificates, new certificates or duplicates bearing the same particulars may be issued for share certificates or parts thereof which have been lost or damaged, if the applicant furnishes proper proof of his right and -in case of loss- of the loss to the satisfaction of the management board, and furthermore do such conditions as the management board shall deem necessary.

2. With respect to the issue of new or duplicate certificates for bearer share certificates in the cases that qualify for issuance according to the management board, the condition may be stipulated that the particulars of the lost certificates shall be announced three times, each time with an interval of at least one month, in at least three newspapers to be selected by the management board, stating the request made and only then the new or duplicate certificates may be issued not until six months after the last announcement, provided that the original documents shall not have been shown to the management board before that time.

3. The issuance of the new or duplicate certificates shall render the original documents void.
4. The issuance of new or duplicate certificates for registered share certificates may, in the cases that qualify for issuance according to the management board, be announced in newspapers to be selected by the management board.

SHARE REGISTER.

ARTICLE 6.
1. Subject to the provisions laid down in the law, a register of the registered shares shall be kept by or on behalf of the company; the register shall be kept up to date regularly and it may, entirely or partly, consist of- more than one copy, and may be kept at various places, all this at the management board’s discretion. At least one copy of the register of shares shall be kept at the office of the company.

current articles of association	proposed amendments

2. In the register the name and address of every shareholder shall, be entered, stating the date of acquisition by the shareholder, the amount of shares held by him, the date of the acknowledgement of the transfer by the company or the service upon-the company and the amount paid on each share, and all other information that must be entered by virtue of the law, as well as such further information as the management board, whether or not at the request of a shareholder, deems desirable.

3. The management board shall determine the form and contents of the share register with due observance of the provisions laid down in the first two paragraphs of this article.
The management board can resolve that the register may differ as to the form and contents, depending on the type of shares, whether it is Model I or Model 11.

4. At his request a shareholder shall obtain a statement of what is entered in the register with regard to shares registered in his name, free of charge, which statement may be signed by one of the special attorneys, to be designated thereto by the management board.

5. The provisions laid down in the preceding paragraphs shall apply mutatis mutandis with respect to beneficiaries of a usufruct or pledgees of one or more registered shares provided that at the same time the other information required by virtue of the law shall also be included in the register.

ARTICLE 7.

1. The holder of a share certificate, Model A may, after submitting his share certificate to the company, obtain at his request and at his option – without prejudice to what is laid down in article 4 -:

— either an entry in the share register for one or more shares Model I for an equal. nominal amount;
— or one or more share certificates Model II for an equal nominal amount.

2. The holder of an entry in the share register for one, or more shares model 1 may obtain at his request and at his option – without prejudice to what is laid down, in article 4 –:
— either one or more share certificates Model II for an equal nominal amount;
— or one or more share certificates Model A for an equal nominal amount.

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current articles of association	explanation

2. In the register the name and address of every shareholder shall, be entered, stating the date of acquisition by the shareholder, the amount of shares held by him, the date of the acknowledgement of the transfer by the company or the service upon-the company and the amount paid on each share, and all other information that must be entered by virtue of the law, as well as such further information as the management board, whether or not at the request of a shareholder, deems desirable.

3. The management board shall determine the form and contents of the share register with due observance of the provisions laid down in the first two paragraphs of this article.
The management board can resolve that the register may differ as to the form and contents, depending on the type of shares, whether it is Model I or Model 11.

4. At his request a shareholder shall obtain a statement of what is entered in the register with regard to shares registered in his name, free of charge, which statement may be signed by one of the special attorneys, to be designated thereto by the management board.

5. The provisions laid down in the preceding paragraphs shall apply mutatis mutandis with respect to beneficiaries of a usufruct or pledgees of one or more registered shares provided that at the same time the other information required by virtue of the law shall also be included in the register.

ARTICLE 7.

1. The holder of a share certificate, Model A may, after submitting his share certificate to the company, obtain at his request and at his option – without prejudice to what is laid down in article 4 -:

— either an entry in the share register for one or more shares Model I for an equal. nominal amount;
— or one or more share certificates Model II for an equal nominal amount.

2. The holder of an entry in the share register for one, or more shares model 1 may obtain at his request and at his option – without prejudice to what is laid down, in article 4 –:
— either one or more share certificates Model II for an equal nominal amount;
— or one or more share certificates Model A for an equal nominal amount.

current articles of association	proposed amendments

3. The holder of a share certificate Model II that has been registered in his name may obtain, after submitting his share-certificate to the company, at his request and at his option — without prejudice to what is laid down in article 4 -:

— either an entry in the share register for one or more shares Model I for an equal nominal amount;
— or one or more share certificates Model A for an equal nominal amount.
4. The holder of one or more bearer or registered share certificates may obtain, after submitting these share certificates to the company, at his request and at his option, one or more bearer or registered share certificates of the same model and for an equal nominal amount, each for such an amount of shares as he shall request, however, without prejudice to what is laid down in article 4, paragraphs 4 and 7.

5. The management board may require that a request, as meant in this article, shall be filed on a form to be provided by the company free of charge, and signed by the applicant.

ISSUANCE OF SHARES / BODY AUTHORIZED TO ISSUE SHARES CONDITIONS OF ISSUANCE / RIGHTS OF PRE- EMPTION.

ARTICLE 8.
1. The issuance of shares shall be effected pursuant to a resolution of the general meeting, unless the general meeting has appointed an other corporate body thereto. (In these articles of association the general meeting is understood to mean: the body that consists of shareholders and other persons with voting rights.)
A resolution of the general meeting to issue shares or to appoint an other body authorized to issue shares may only be passed on the proposal, of the management board, which has been approved by the supervisory board.
If another corporate body has been appointed the resolution to issue shares shall be subject to approval by the supervisory board.
1. The issuance of shares shall be effected pursuant to a resolution of the general meeting, unless the general meeting has appointed an other corporate body thereto. (In these articles of association the general meeting is understood to mean: the body that consists of shareholders and other persons with voting rights.)
A resolution of the general meeting to issue shares or to appoint an other body authorized to issue shares may only be passed on the proposal, of the management board.

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current articles of association	explanation

3. The holder of a share certificate Model II that has been registered in his name may obtain, after submitting his share-certificate to the company, at his request and at his option — without prejudice to what is laid down in article 4 -:

— either an entry in the share register for one or more shares Model I for an equal nominal amount;
— or one or more share certificates Model A for an equal nominal amount.
4. The holder of one or more bearer or registered share certificates may obtain, after submitting these share certificates to the company, at his request and at his option, one or more bearer or registered share certificates of the same model and for an equal nominal amount, each for such an amount of shares as he shall request, however, without prejudice to what is laid down in article 4, paragraphs 4 and 7.

5. The management board may require that a request, as meant in this article, shall be filed on a form to be provided by the company free of charge, and signed by the applicant.

ISSUANCE OF SHARES / BODY AUTHORIZED TO ISSUE SHARES CONDITIONS OF ISSUANCE / RIGHTS OF PRE- EMPTION.

ARTICLE 8.
1. The issuance of shares shall be effected pursuant to a resolution of the general meeting, unless the general meeting has appointed an other corporate body thereto. (In these articles of association the general meeting is understood to mean: the body that consists of shareholders and other persons with voting rights.)
A resolution of the general meeting to issue shares or to appoint an other body authorized to issue shares may only be passed on the proposal, of the management board, which has been approved by the supervisory board.
If another corporate body has been appointed the resolution to issue shares shall be subject to approval by the supervisory board.
This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

  If the general meeting resolves to appoint an other corporate body as the body authorized to issue shares that knave not yet been issued, it shall also determine the amount of shares that may be issued.
The appointment may be effected each time for a period not exceeding five (5) years. Each period-may be extended by not more than five years.
The appointment may not be revoked, unless provisions stating the contrary have been made in the resolution to appoint a body authorized to issue shares.
If the general meeting has appointed an other corporate body as the body authorized to issue shares that have not yet been issued, it shall not be authorized itself to pass such a resolution during the period of said appointment.
If the general meeting resolves to appoint an other corporate body as the body authorized to issue shares that knave not yet been issued, it shall also determine the amount of shares that may be issued.
The appointment may be effected each time for a period not exceeding five (5) years. Each period-may be extended by not more than five years.
The appointment may not be revoked, unless provisions stating the contrary have been made in the resolution to appoint a body authorized to issue shares.
If the general meeting has appointed an other corporate body as the body authorized to issue shares that have not yet been issued, it shall not be authorized itself to pass such a resolution during the period of said appointment.
2. A resolution for the issuance of shares shall state the price and further conditions of issuance.
3. On the issuance of ordinary shares each holder of ordinary shares shall have a right of pre-emption in proportion to the aggregate amount of his shares, with due observance of the relevant limitations set by law.
Holders of finance preference shares shall have no pre-emptive right in respect of shares to be issued.
Holders of ordinary shares shall have no pre-emptive right in respect of finance preference shares to be issued.

4. Holders of ordinary shares shall have a similar right of pre-emption if rights to subscribe to ordinary shares are granted
5. The right of pre-emption may be limited or excluded by the general meeting, upon proposal by the management board, which proposal has been approved by the supervisory board.	5. The right of pre-emption may be limited or excluded by the general meeting, upon proposal by the management board.

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current articles of association	explanation

  If the general meeting resolves to appoint an other corporate body as the body authorized to issue shares that knave not yet been issued, it shall also determine the amount of shares that may be issued.
The appointment may be effected each time for a period not exceeding five (5) years. Each period-may be extended by not more than five years.
The appointment may not be revoked, unless provisions stating the contrary have been made in the resolution to appoint a body authorized to issue shares.
If the general meeting has appointed an other corporate body as the body authorized to issue shares that have not yet been issued, it shall not be authorized itself to pass such a resolution during the period of said appointment.

2. A resolution for the issuance of shares shall state the price and further conditions of issuance.
3. On the issuance of ordinary shares each holder of ordinary shares shall have a right of pre-emption in proportion to the aggregate amount of his shares, with due observance of the relevant limitations set by law.
Holders of finance preference shares shall have no pre-emptive right in respect of shares to be issued.
Holders of ordinary shares shall have no pre-emptive right in respect of finance preference shares to be issued.

4. Holders of ordinary shares shall have a similar right of pre-emption if rights to subscribe to ordinary shares are granted
5. The right of pre-emption may be limited or excluded by the general meeting, upon proposal by the management board, which proposal has been approved by the supervisory board.	This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

  If the general meeting has used the authority to appoint an other corporate body authorized to resolve to issue shares that have not yet been issued, as meant in paragraph 1 of this article, that body shall exclusively be authorized to resolve to limit or to exclude the right of pre-emption.
If less than one half of the issued capital is represented at the meeting, a majority of at least two thirds of the votes cast shall be required for a resolution of the general meeting to restrict or exclude such a pre- emption right or to designate another corporate body authorized to limit or to exclude the right of pre-emption.
The provisions of the third and sixth sentence of the first paragraph of this article shall, to the extent possible, apply mutatis mutandis.
If the authority to issue shares of the aforementioned other corporate body appointed by the general meeting shall end, the authority to limit or to exclude shall end as well.

6. This article shall apply mutatis mutandis to the grant of rights to subscribe for shares, but shall not apply to the issuance of shares to a person who exercises a previously acquired right to subscribe for shares.

PAYMENT FOR SHARES.

ARTICLE 9.
1. The full nominal amount of each share must be paid on issue, as well as the balance of these amounts, if a share is subscribed at a higher amount.
2. Payment for a share must be made in cash in so far as no other form of contribution has been agreed on. Payment in foreign currency may be made only after approval, by the company.
If shares are paid for in foreign currency, the obligation to pay shall be met to the extent of the sum for which the payment can freely be converted into Dutch currency.
The rate of exchange on the day of payment shall be decisive or, after application of what is laid down, in the next sentence, on the day meant in that sentence.
  The company may demand payment at the rate of exchange on a fixed day within two months before the last day on which payment must be made, provided that the shares or the depositary receipts thereof shall immediately be listed upon issue on the price list of an exchange outside The Netherlands.

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current articles of association	explanation

  If the general meeting has used the authority to appoint an other corporate body authorized to resolve to issue shares that have not yet been issued, as meant in paragraph 1 of this article, that body shall exclusively be authorized to resolve to limit or to exclude the right of pre-emption.
If less than one half of the issued capital is represented at the meeting, a majority of at least two thirds of the votes cast shall be required for a resolution of the general meeting to restrict or exclude such a pre- emption right or to designate another corporate body authorized to limit or to exclude the right of pre-emption.
The provisions of the third and sixth sentence of the first paragraph of this article shall, to the extent possible, apply mutatis mutandis.
If the authority to issue shares of the aforementioned other corporate body appointed by the general meeting shall end, the authority to limit or to exclude shall end as well.

6. This article shall apply mutatis mutandis to the grant of rights to subscribe for shares, but shall not apply to the issuance of shares to a person who exercises a previously acquired right to subscribe for shares.

PAYMENT FOR SHARES.

ARTICLE 9.
1. The full nominal amount of each share must be paid on issue, as well as the balance of these amounts, if a share is subscribed at a higher amount.
2. Payment for a share must be made in cash in so far as no other form of contribution has been agreed on. Payment in foreign currency may be made only after approval, by the company.
If shares are paid for in foreign currency, the obligation to pay shall be met to the extent of the sum for which the payment can freely be converted into Dutch currency.
The rate of exchange on the day of payment shall be decisive or, after application of what is laid down, in the next sentence, on the day meant in that sentence.
  The company may demand payment at the rate of exchange on a fixed day within two months before the last day on which payment must be made, provided that the shares or the depositary receipts thereof shall immediately be listed upon issue on the price list of an exchange outside The Netherlands.

current articles of association	proposed amendments

OWN SHARES.

ARTICLE 10.
1. On the issue of shares the company shall not be entitled to subscribe to its own shares.

2. The company shall be entitled to acquire its own fully paid up shares or depositary receipts therefor, provided either no valuable consideration is given or provided that:
  a. the distributable part of the shareholders’ equity (the distributable part of the shareholders’ equity in these articles of association is understood to mean: the part of the shareholders’ equity that exceeds the paid in and called up part of the capital augmented by the reserves that must be maintained by virtue of the law) is at least equal to the acquisition price: and

  b. the nominal amount of the shares in its capital or the depositary receipts therefor to be acquired by the company itself, held by the company or pledged for the benefit of the company, or which are held by a subsidiary, does not exceed one tenth of the issued share capital.

3. For the purposes of paragraph 2 under a., the amount of the shareholders’ equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the capital of the company and distributions to others from profit or reserves becoming due by the company and its subsidiaries after the balance sheet date.

  If more than six months of a financial year have elapsed in which the annual accounts (in these articles of association the annual accounts are understood to mean: the balance sheet and the profit and loss account and the notes on the accounts) have not been adopted, any acquisition in conformity with paragraph 2 shall not be permitted.

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current articles of association	explanation

OWN SHARES.

ARTICLE 10.
1. On the issue of shares the company shall not be entitled to subscribe to its own shares.

2. The company shall be entitled to acquire its own fully paid up shares or depositary receipts therefor, provided either no valuable consideration is given or provided that:
  a. the distributable part of the shareholders’ equity (the distributable part of the shareholders’ equity in these articles of association is understood to mean: the part of the shareholders’ equity that exceeds the paid in and called up part of the capital augmented by the reserves that must be maintained by virtue of the law) is at least equal to the acquisition price: and

  b. the nominal amount of the shares in its capital or the depositary receipts therefor to be acquired by the company itself, held by the company or pledged for the benefit of the company, or which are held by a subsidiary, does not exceed one tenth of the issued share capital.

3. For the purposes of paragraph 2 under a., the amount of the shareholders’ equity according to the last adopted balance sheet shall be determined less the acquisition price of shares in the capital of the company and distributions to others from profit or reserves becoming due by the company and its subsidiaries after the balance sheet date.

  If more than six months of a financial year have elapsed in which the annual accounts (in these articles of association the annual accounts are understood to mean: the balance sheet and the profit and loss account and the notes on the accounts) have not been adopted, any acquisition in conformity with paragraph 2 shall not be permitted.

current articles of association	proposed amendments

4. An acquisition for valuable consideration shall be permitted only if the general meeting has authorized the management board in this respect and the general meeting may determine that such acquisition shall be subject to approval by the supervisory board.
4. An acquisition for valuable consideration shall be permitted only if the general meeting has authorized the management board in this respect.
  Such authorization shall be valid for a period of time not exceeding eighteen months.
The general meeting must stipulate in the authorization the number of shares or depositary receipts therefor may be acquired, the manner in which they may be acquired, and the limits within which the price must be set.
However, no authorization shall be required in so far as the company acquires shares in its own capital for the purpose of transferring the same to employees of the company or of a group company under a scheme applicable to such employees.
Such shares must be officially listed on an exchange.

5. An acquisition of registered shares in contravention with paragraphs 2 – 4 shall be null and void.
Bearer shares and depositary receipts for shares acquired by the company in contravention of paragraphs 2 – 4 shall be transferred to the joint members of the management board on the date of the acquisition.

6. The company may not exercise the voting rights in the general meeting in respect of shares in its own capital held by the company or in respect of which the company has a usufruct or a pledge.
Nevertheless, the beneficiaries of a usufruct or pledgees in respect of shares held by the company itself shall be entitled to exercise the voting rights in respect of such shares if either the usufruct or the pledge had been created before the share was owned by the company.
No voting rights may be exercised in respect of shares of which the depositary receipts are held by the company.
The provisions of this paragraph, shall apply mutatis mutandis to shares or depositary receipts therefor held by subsidiaries of the company or in respect of which the subsidiaries of the company hold a usufruct oar a pledge.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

4. An acquisition for valuable consideration shall be permitted only if the general meeting has authorized the management board in this respect and the general meeting may determine that such acquisition shall be subject to approval by the supervisory board.
This paragraph is amended as a result of the abolition of the supervisory board.
  Such authorization shall be valid for a period of time not exceeding eighteen months.
The general meeting must stipulate in the authorization the number of shares or depositary receipts therefor may be acquired, the manner in which they may be acquired, and the limits within which the price must be set.
However, no authorization shall be required in so far as the company acquires shares in its own capital for the purpose of transferring the same to employees of the company or of a group company under a scheme applicable to such employees.
Such shares must be officially listed on an exchange.

5. An acquisition of registered shares in contravention with paragraphs 2 – 4 shall be null and void.
Bearer shares and depositary receipts for shares acquired by the company in contravention of paragraphs 2 – 4 shall be transferred to the joint members of the management board on the date of the acquisition.

6. The company may not exercise the voting rights in the general meeting in respect of shares in its own capital held by the company or in respect of which the company has a usufruct or a pledge.
Nevertheless, the beneficiaries of a usufruct or pledgees in respect of shares held by the company itself shall be entitled to exercise the voting rights in respect of such shares if either the usufruct or the pledge had been created before the share was owned by the company.
No voting rights may be exercised in respect of shares of which the depositary receipts are held by the company.
The provisions of this paragraph, shall apply mutatis mutandis to shares or depositary receipts therefor held by subsidiaries of the company or in respect of which the subsidiaries of the company hold a usufruct oar a pledge.

current articles of association	proposed amendments

7. a. The company may not grant loans, provide collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly or severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depositary receipts issued therefor.
This prohibition shall also extent to its subsidiaries.

b. This prohibition shall not apply if shares or depositary receipts axe acquired by and for the account of employees of the company or of a group company.
8. In establishing whether the shareholders vote or whether a certain part of the capital is present or represented, the shares in respect of which no votes may be cast by virtue of the law shall be left out of consideration.

9. The company may take its own shares or depositary receipts therefor in pledge only if:
a. the aggregate nominal value of the shares and depositary receipts therefor to be pledged and already held or held in pledge does not exceed one tenth of the issued capital; and

b. the general meeting has approved the pledge agreement.

TRANSFER OF SHARES.

ARTICLE 11.
1. Unless the law provides otherwise and without prejudice to what is laid down in the following paragraphs of this article, the transfer of a registered share shall require an instrument intended thereto and, except in the case that the company itself is a party to said legal act, an acknowledgement in writing of the transfer by the company: the service upon the company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

7. a. The company may not grant loans, provide collateral, guarantee the price, otherwise guarantee or otherwise bind itself jointly or severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its own capital or of depositary receipts issued therefor.
This prohibition shall also extent to its subsidiaries.

b. This prohibition shall not apply if shares or depositary receipts axe acquired by and for the account of employees of the company or of a group company.
8. In establishing whether the shareholders vote or whether a certain part of the capital is present or represented, the shares in respect of which no votes may be cast by virtue of the law shall be left out of consideration.

9. The company may take its own shares or depositary receipts therefor in pledge only if:
a. the aggregate nominal value of the shares and depositary receipts therefor to be pledged and already held or held in pledge does not exceed one tenth of the issued capital; and

b. the general meeting has approved the pledge agreement.

TRANSFER OF SHARES.

ARTICLE 11.
1. Unless the law provides otherwise and without prejudice to what is laid down in the following paragraphs of this article, the transfer of a registered share shall require an instrument intended thereto and, except in the case that the company itself is a party to said legal act, an acknowledgement in writing of the transfer by the company: the service upon the company of such instrument of transfer or of a copy or extract thereof signed as a true copy by the notary or the transferor shall be considered to have the same effect as an acknowledgement.

current articles of association	proposed amendments

2. Without prejudice to what is laid down, in paragraph 3 of this article, the transfer of a registered share may only be effected with the approval of the management board.
To the approval of the management board such, conditions may be attached as the management board deems desirable or necessary.
The applicant may always demand that approval be granted under the condition that the transfer shall be to a person to be designated by the management board. The approval shall be deemed to have been granted if the management board has not decided on the request within six weeks after the request for approval has been made.

3. The approval of the management board shall not be required:
a. in the event that a share Model I is transferred, if an instrument of transfer on a form to be supplied by the company, free of charge signed by both parties, has been submitted to the company;

  b. in the event that for the share to be transferred a share certificate Model II has been issued, if the share certificate is submitted to the company, provided that the instrument of transfer as mentioned under a. printed on the back of the share certificate has been filled in completely and signed by or on behalf of the transferor or if a separate instrument in the same form is submitted together with the share certificate.

4. If a transfer of a share Model II has taken place by the servicing of an instrument of transfer upon the company, the company shall either make a note of the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more share certificates registered in his name up to an equal, nominal amount, such at the discretion of the management board.

5. Acknowledgement in writing of the transfer of a share Model II by the company shall take place either by a note on the share certificate, evidencing the acknowledgement or by the issuance to the transferee of one or more share certificates registered in his name up to an equal nominal amount, such at the discretion of the management board.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

2. Without prejudice to what is laid down, in paragraph 3 of this article, the transfer of a registered share may only be effected with the approval of the management board.
To the approval of the management board such, conditions may be attached as the management board deems desirable or necessary.
The applicant may always demand that approval be granted under the condition that the transfer shall be to a person to be designated by the management board. The approval shall be deemed to have been granted if the management board has not decided on the request within six weeks after the request for approval has been made.

3. The approval of the management board shall not be required:
a. in the event that a share Model I is transferred, if an instrument of transfer on a form to be supplied by the company, free of charge signed by both parties, has been submitted to the company;

  b. in the event that for the share to be transferred a share certificate Model II has been issued, if the share certificate is submitted to the company, provided that the instrument of transfer as mentioned under a. printed on the back of the share certificate has been filled in completely and signed by or on behalf of the transferor or if a separate instrument in the same form is submitted together with the share certificate.

4. If a transfer of a share Model II has taken place by the servicing of an instrument of transfer upon the company, the company shall either make a note of the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more share certificates registered in his name up to an equal, nominal amount, such at the discretion of the management board.

5. Acknowledgement in writing of the transfer of a share Model II by the company shall take place either by a note on the share certificate, evidencing the acknowledgement or by the issuance to the transferee of one or more share certificates registered in his name up to an equal nominal amount, such at the discretion of the management board.

current articles of association	proposed amendments

6. The provisions of the preceding paragraphs of this article shall apply mutates mutandis with respect to the allotment of registered shares at the partitioning of any form of joint property, the transfer of a registered share as a result of execution and the creation of limited rights on a registered share.

7. The filing of requests and the submission of documents as meant in the articles 4 to 7  inclusive and article 10 must be effected at a place to be determined by the management board.
Different places can be designated for the different models of shares and share certificates.

8. The company is authorized to charge amounts, at no more than cost, to be determined by the management board, to those persons at whose request services shall be carried out on the basis of the articles 4 to 7 inclusive, on the understanding that a number of shares model A to be determined by the management board with the approval of the shareholder may be comprised in one certificate, at the request of the shareholder free of charge, which again can be split, free of charge, into singular certificates or in certificates representing an other number of shares Model  A at the request of the shareholder, to be determined by the management board with the approval of the shareholder, together up to an equal nominal amount.

USUFRUCT / PLEDGING.

ARTICLE 12.
1. The shareholder shall have the right to vote in respect of the shares in which a usufruct has been created. However, the beneficiary of a usufruct shall be entitled to vote, if it was so provided for at the creation of the usufruct.
The shareholder who does not have the right to vote and the beneficiary of a usufruct who has the right to vote shall have the rights which the law attributes to holders of depositary receipts issued with the company’s cooperation.
The rights referred to in the preceding sentence shall not accrue to the beneficiary of the usufruct who does not have the right to vote.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

6. The provisions of the preceding paragraphs of this article shall apply mutates mutandis with respect to the allotment of registered shares at the partitioning of any form of joint property, the transfer of a registered share as a result of execution and the creation of limited rights on a registered share.

7. The filing of requests and the submission of documents as meant in the articles 4 to 7  inclusive and article 10 must be effected at a place to be determined by the management board.
Different places can be designated for the different models of shares and share certificates.

8. The company is authorized to charge amounts, at no more than cost, to be determined by the management board, to those persons at whose request services shall be carried out on the basis of the articles 4 to 7 inclusive, on the understanding that a number of shares model A to be determined by the management board with the approval of the shareholder may be comprised in one certificate, at the request of the shareholder free of charge, which again can be split, free of charge, into singular certificates or in certificates representing an other number of shares Model  A at the request of the shareholder, to be determined by the management board with the approval of the shareholder, together up to an equal nominal amount.

USUFRUCT / PLEDGING.

ARTICLE 12.
1. The shareholder shall have the right to vote in respect of the shares in which a usufruct has been created. However, the beneficiary of a usufruct shall be entitled to vote, if it was so provided for at the creation of the usufruct.
The shareholder who does not have the right to vote and the beneficiary of a usufruct who has the right to vote shall have the rights which the law attributes to holders of depositary receipts issued with the company’s cooperation.
The rights referred to in the preceding sentence shall not accrue to the beneficiary of the usufruct who does not have the right to vote.

current articles of association	proposed amendments

2. The shareholder shall have the right to vote in respect of the shares which are pledged.
However, the voting rights shall accrue to the pledges, if it was so provided for at the creation of the pledge. The shareholder who does not have the right to vote and the pledgee who has the right to vote shall have the rights which the law attributes to holders of depositary receipts issued with the company’s cooperation.
The rights referred to in the preceding sentence shall not accrue to the pledgee who does not have the right to vote.

3. The shareholder shall have the rights accruing from the share relating to the acquisition of shares, it being understood that he shall have to compensate the beneficiary of the usufruct for the value of these rights in so far as the latter is entitled thereto by virtue of his usufruct.

CAPITAL REDUCTION.

ARTICLE 13.
1. The general meeting may, but only on the proposal of the management board, and after said proposal has been approved by the supervisory board, resolve to reduce the issued share capital by a cancellation of shares or by a reduction of the nominal amount of the shares by means of an amendment of the articles of association.
1. The general meeting may, but only on the proposal of the management board resolve to reduce the issued share capital by a cancellation of shares or by a reduction of the nominal amount of the shares by means of an amendment of the articles of association.
The shares referred to in such resolution must be designated therein and such provisions for the implementation of the resolution must be made therein.	The shares referred to in such resolution must be designated therein and such provisions for the implementation of the resolution must be made therein.
2. A resolution to cancel shares may only relate to shares held by the company itself or of which the company owns the depositary receipts.
3. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up as referred to in Section 2:99 Civil Code may also be made or be given exclusively with respect to finance preference shares or exclusively with respect to separate series of finance preference shares.

4. A partial repayment or release must be made pro rata to all shares concerned. The pro rata requirement may be waived with the consent of all the shareholders concerned.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

2. The shareholder shall have the right to vote in respect of the shares which are pledged.
However, the voting rights shall accrue to the pledges, if it was so provided for at the creation of the pledge. The shareholder who does not have the right to vote and the pledgee who has the right to vote shall have the rights which the law attributes to holders of depositary receipts issued with the company’s cooperation.
The rights referred to in the preceding sentence shall not accrue to the pledgee who does not have the right to vote.

3. The shareholder shall have the rights accruing from the share relating to the acquisition of shares, it being understood that he shall have to compensate the beneficiary of the usufruct for the value of these rights in so far as the latter is entitled thereto by virtue of his usufruct.

CAPITAL REDUCTION.

ARTICLE 13.
1. The general meeting may, but only on the proposal of the management board, and after said proposal has been approved by the supervisory board, resolve to reduce the issued share capital by a cancellation of shares or by a reduction of the nominal amount of the shares by means of an amendment of the articles of association.
This paragraph is amended as a result of the abolition of the supervisory board.
The shares referred to in such resolution must be designated therein and such provisions for the implementation of the resolution must be made therein.
2. A resolution to cancel shares may only relate to shares held by the company itself or of which the company owns the depositary receipts.
3. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up as referred to in Section 2:99 Civil Code may also be made or be given exclusively with respect to finance preference shares or exclusively with respect to separate series of finance preference shares.

4. A partial repayment or release must be made pro rata to all shares concerned. The pro rata requirement may be waived with the consent of all the shareholders concerned.

current articles of association	proposed amendments

5. For a resolution to reduce capital a majority of at least two thirds of the votes cast shall be required, if less than half of the issued share capital is represented at the meeting.

MANAGEMENT.

ARTICLE 14.
The management of the company is constituted by a management board, consisting of one or more members.

APPOINTMENT / REMUNERATION.	APPOINTMENT / REMUNERATION.

ARTICLE 15.	ARTICLE 15.
1. The members of the management board shall be appointed by the general meeting for a limited or unlimited period of time.
2. The supervisory board shall determine the remuneration and further conditions of employment for every member of the management board.
The supervisory board may grant managing directors such titles as it may deem appropriate.
2. The general meeting shall determine the remuneration and further conditions of employment for every member of the management board.
The general meeting may grant managing directors such titles as it may deem appropriate.

SUSPENSION AND DISMISSAL.

ARTICLE 16.
1. Each member of the management board may at any time be suspended or dismissed by the general meeting.
2. Each member of the management board may at any time be suspended by the supervisory board. Such suspension may be discontinued by the general meeting at any time.	2. Such suspension may be discontinued by the general meeting at any time.
3. Any suspension may be extended one or more times, but may not last longer than three months in the aggregate.
If, at the end of that period, no decision has been taken on the termination of the suspension or dismissal, the suspension lapses.

DUTIES OF THE MANAGEMENT BOARD / DECISIONMAKING / ALLOCATION OF DUTIES.

ARTICLE 17.
1. Subject to the restrictions imposed by these articles of association, the management board shall, be entrusted with the management of the company.
2. The management board may lay down rules regarding its own decision-making process. The regulations shall be subject to the approval of the supervisory board.	2. The management board may lay down rules regarding its own decision-making process.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

5. For a resolution to reduce capital a majority of at least two thirds of the votes cast shall be required, if less than half of the issued share capital is represented at the meeting.

MANAGEMENT.

ARTICLE 14.
The management of the company is constituted by a management board, consisting of one or more members.

APPOINTMENT / REMUNERATION.

ARTICLE 15.
1. The members of the management board shall be appointed by the general meeting for a limited or unlimited period of time.
2. The supervisory board shall determine the remuneration and further conditions of employment for every member of the management board.
The supervisory board may grant managing directors such titles as it may deem appropriate.
This paragraph is amended as a result of the abolition of the supervisory board.

SUSPENSION AND DISMISSAL.

ARTICLE 16.
1. Each member of the management board may at any time be suspended or dismissed by the general meeting.
2. Each member of the management board may at any time be suspended by the supervisory board. Such suspension may be discontinued by the general meeting at any time.	This paragraph is amended as a result of the abolition of the supervisory board.
3. Any suspension may be extended one or more times, but may not last longer than three months in the aggregate.
If, at the end of that period, no decision has been taken on the termination of the suspension or dismissal, the suspension lapses.

DUTIES OF THE MANAGEMENT BOARD / DECISIONMAKING / ALLOCATION OF DUTIES.

ARTICLE 17.
1. Subject to the restrictions imposed by these articles of association, the management board shall, be entrusted with the management of the company.
2. The management board may lay down rules regarding its own decision-making process. The regulations shall be subject to the approval of the supervisory board.	This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

3. At the allocation of duties the management board may determine which duties in particular each member of the management will be charged with.
The allocation of duties shall be subject to the approval of the supervisory board.
3. At the allocation of duties the management board may determine which duties in particular each member of the management will be charged with.

REPRESENTATION.

ARTICLE 18.
1. The management board shall be authorized to represent the company. The power to represent the company is also vested in each member of the management board.
2. The management board may appoint officers of the company with full or limited power of attorney to represent the company.
Each of those officers shall be authorized to represent the company with due observance of any restrictions imposed on him.

3. If a member of the management board, acting in his personal, capacity enters into an agreement with the Company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter either by one of the other members of the management board or by a member of the supervisory board designated by the supervisory board, unless the general meeting designates a person for that purpose or unless the law provides otherwise for such designation.
3. If a member of the management board, acting in his personal, capacity enters into an agreement with the Company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter either by one of the other members of the management board or by a person designated by the general meeting unless the law provides otherwise for such designation.
  Such person may also be the member of the management board with whom the conflict of interest exists.
If a member of the management board has a conflict of interest with the company other than as referred to in the first sentence of this paragraph he shall as each of the other member of the management board have power to represent the company.
Such person may also be the member of the management board with whom the conflict of interest exists.
If a member of the management board has a conflict of interest with the company other than as referred to in the first sentence of this paragraph he shall as each of the other member of the management board have power to represent the company.
4. The management board has authority to perform legal acts: a. relating to the subscription for shares whereby special obligations are imposed upon the company;
b. concerning the acquisition of share on a basis other than that on which a participation in the company is offered to the public;
c. purporting to confer an advantage on an incorporator of the company or on a third party involved with the incorporation;

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

3. At the allocation of duties the management board may determine which duties in particular each member of the management will be charged with.
The allocation of duties shall be subject to the approval of the supervisory board.
This paragraph is amended as a result of the abolition of the supervisory board.

REPRESENTATION.

ARTICLE 18.
1. The management board shall be authorized to represent the company. The power to represent the company is also vested in each member of the management board.
2. The management board may appoint officers of the company with full or limited power of attorney to represent the company.
Each of those officers shall be authorized to represent the company with due observance of any restrictions imposed on him.

3. If a member of the management board, acting in his personal, capacity enters into an agreement with the Company, or if he, acting in his personal capacity, conducts any litigation against the company, the company may be represented in that matter either by one of the other members of the management board or by a member of the supervisory board designated by the supervisory board, unless the general meeting designates a person for that purpose or unless the law provides otherwise for such designation.
This paragraph is amended as a result of the abolition of the supervisory board.
  Such person may also be the member of the management board with whom the conflict of interest exists.
If a member of the management board has a conflict of interest with the company other than as referred to in the first sentence of this paragraph he shall as each of the other member of the management board have power to represent the company.

4. The management board has authority to perform legal acts: a. relating to the subscription for shares whereby special obligations are imposed upon the company;
b. concerning the acquisition of share on a basis other than that on which a participation in the company is offered to the public;
c. purporting to confer an advantage on an incorporator of the company or on a third party involved with the incorporation;

current articles of association	proposed amendments

d. relating to a non-cash contribution, without prior approval of the general meeting of shareholders.

APPROVAL OF MANAGEMENT RESOLUTIONS.	APPROVAL OF MANAGEMENT RESOLUTIONS.

ARTICLE 19.	ARTICLE 19.
1. The management board shall, act on the instructions of the supervisory board concerning the general policy of the company on financial, social and economic matters.	1. All resolutions of the management board must be approved by an absolute majority of the votes cast.
2. The supervisory board is entitled to require such, resolutions of the management board to be subject to its approval as it shall decide.
Such resolutions shall be clearly specified and notified to the management board in writing.
If a resolution of the management board has been subjected to the approval of the supervisory board, a certificate to that effect signed by the chairman of the supervisory board, shall constitute evidence of such resolution vis-a-vis third parties.
2. The management board may also pass resolutions without recourse to a meeting, provided the text of the proposed resolution has been sent to all members of the management board and they have all agreed in writing, including by telegraph, telex or telefax, upon this way of passing resolutions.
The management board shall add the record of such a resolution to the received answers attached.
3. All resolutions of the management board must be approved by an absolute majority of the votes cast.
4. The management board may also pass resolutions without recourse to a meeting, provided the text of the proposed resolution has been sent to all members of the management board and they have all agreed in writing, including by telegraph, telex or telefax, upon this way of passing resolutions.
The management board shall add the record of such a resolution to the received answers attached.

ABSENCE OR PREVENTION.	ABSENCE OR PREVENTION.

ARTICLE 20.	ARTICLE 20.
If a member of the management board is absent or prevented from performing his duties, the remaining members or the remaining member of the management board shall be temporarily entrusted with the entire management of the company.	If a member of the management board is absent or prevented from performing his duties, the remaining members or the remaining member of the management board shall be temporarily entrusted with the entire management of the company.
If all members of the management board or the sole member of the management board are/is absent or are/is prevented from performing their/his duties, the management of the company shall be temporarily entrusted to the supervisory board which shall then be authorized to entrust the management to one or more person(s), whether or not from among its members.	If all members of the management board or the sole member of the management board are/is absent or are/is prevented from performing their/his duties, the management of the company shall be temporarily entrusted to a person designated hereto by the general meeting.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

d. relating to a non-cash contribution, without prior approval of the general meeting of shareholders.

APPROVAL OF MANAGEMENT RESOLUTIONS.

ARTICLE 19.
1. The management board shall, act on the instructions of the supervisory board concerning the general policy of the company on financial, social and economic matters.	This paragraph is amended as a result of the abolition of the supervisory board.
2. The supervisory board is entitled to require such, resolutions of the management board to be subject to its approval as it shall decide.
Such resolutions shall be clearly specified and notified to the management board in writing.
If a resolution of the management board has been subjected to the approval of the supervisory board, a certificate to that effect signed by the chairman of the supervisory board, shall constitute evidence of such resolution vis-a-vis third parties.
A choice has been made not to include additional management board resolutions which are subject to shareholders approval.
3. All resolutions of the management board must be approved by an absolute majority of the votes cast.
4. The management board may also pass resolutions without recourse to a meeting, provided the text of the proposed resolution has been sent to all members of the management board and they have all agreed in writing, including by telegraph, telex or telefax, upon this way of passing resolutions.
The management board shall add the record of such a resolution to the received answers attached.

ABSENCE OR PREVENTION.

ARTICLE 20.
If a member of the management board is absent or prevented from performing his duties, the remaining members or the remaining member of the management board shall be temporarily entrusted with the entire management of the company.	This article is amended as a result of the abolition of the supervisory board.
If all members of the management board or the sole member of the management board are/is absent or are/is prevented from performing their/his duties, the management of the company shall be temporarily entrusted to the supervisory board which shall then be authorized to entrust the management to one or more person(s), whether or not from among its members.

current articles of association	proposed amendments

SUPERVISORY BOARD.

ARTICLE 21.
The company shall have a supervisory board, consisting of one or more natural persons.

APPOINTMENT AND DELEGATED MEMBER.

ARTICLE 22.
1. The members of the supervisory board shall be appointed by the general meeting for a period of time not exceeding three (3) years.
2. No person who has reached the age of seventy-two may be appointed as a member of the supervisory board.
3. When the appointment of a member of the supervisory board is proposed, the candidates age and profession shall be stated as well as the number of shares held by him in the company and the offices he holds or has held in so far as they are of importance in connection with the performance of the duties of a member of the supervisory board.
Furthermore, it shall be stated which companies he is already associated with as a member of a supervisory board; if they include companies belonging to one and the same group, an indication of the group shall suffice.
The proposal for the appointment shall be substantiated.

4. The supervisory board appoints one its members as its chairman.
The supervisory board may appoint one or more of its members as delegate supervisory director for a period not exceeding twelve months.
The functions of chairman and delegate supervisory director may be combined.

SUSPENSION AND DISMISSAL / RETIREMENT.

ARTICLE 23.
1. Each member of the supervisory board may be suspended and dismissed by the general meeting at any time.
2. Each member of the supervisory board shall, retire no later than on the day on which the annual meeting is held in the financial year in which he reaches the age of seventy-two (72).

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

SUPERVISORY BOARD.

ARTICLE 21.
The company shall have a supervisory board, consisting of one or more natural persons.	This article has been removed as a result of the abolition of the supervisory board.

APPOINTMENT AND DELEGATED MEMBER.

ARTICLE 22.
1. The members of the supervisory board shall be appointed by the general meeting for a period of time not exceeding three (3) years.	This article has been removed as a result of the abolition of the supervisory board.
2. No person who has reached the age of seventy-two may be appointed as a member of the supervisory board.
3. When the appointment of a member of the supervisory board is proposed, the candidates age and profession shall be stated as well as the number of shares held by him in the company and the offices he holds or has held in so far as they are of importance in connection with the performance of the duties of a member of the supervisory board.
Furthermore, it shall be stated which companies he is already associated with as a member of a supervisory board; if they include companies belonging to one and the same group, an indication of the group shall suffice.
The proposal for the appointment shall be substantiated.

4. The supervisory board appoints one its members as its chairman.
The supervisory board may appoint one or more of its members as delegate supervisory director for a period not exceeding twelve months.
The functions of chairman and delegate supervisory director may be combined.

SUSPENSION AND DISMISSAL / RETIREMENT.

ARTICLE 23.
1. Each member of the supervisory board may be suspended and dismissed by the general meeting at any time.
2. Each member of the supervisory board shall, retire no later than on the day on which the annual meeting is held in the financial year in which he reaches the age of seventy-two (72).	This article has been removed as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

3. The members of the supervisory board shall retire by rotation in accordance with a scheme to be drawn up by the supervisory board.
Each member thus retiring may be re-appointed as long as he has not reached the age limit.

REMUNERATION.

ARTICLE 24.
The general meeting, on the proposal of the supervisory board, shall determine the remuneration for each member of the supervisory board.

DUTIES AND POWERS.

ARTICLE 25.
1. It shall be the duty of the supervisory board to supervise the management of the management board and the general course of affairs in the company and in, the enterprise connected with it.
It shall assist the management board with advice. In performing their duties the members of the supervisory board shall act in accordance with the interests of the company and of the enterprise connected with it.

2. The management board shall supply the members of the supervisory board in due time with the information required for the performance of the duties of the supervisory board.
3. The supervisory board shall have access to the buildings and the premises of the company and shall be authorized to inspect the books and records of the company.
The supervisory board may designate one or more persons from among its members or an expert to exercise these powers.
The members of the supervisory board may also in other instances be assisted by experts.
The duties of the delegate supervisory directors are to maintain a more intensive contact with the management board and to exercise a more intensive supervision of the policy of the management board and the general course of affairs in the company, and in the enterprise connected with it.
The delegate supervisory directors will report their findings to the supervisory board.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

3. The members of the supervisory board shall retire by rotation in accordance with a scheme to be drawn up by the supervisory board.
Each member thus retiring may be re-appointed as long as he has not reached the age limit.

REMUNERATION.

ARTICLE 24.
The general meeting, on the proposal of the supervisory board, shall determine the remuneration for each member of the supervisory board.	This article has been removed as a result of the abolition of the supervisory board.

DUTIES AND POWERS.

ARTICLE 25.
1. It shall be the duty of the supervisory board to supervise the management of the management board and the general course of affairs in the company and in, the enterprise connected with it.
It shall assist the management board with advice. In performing their duties the members of the supervisory board shall act in accordance with the interests of the company and of the enterprise connected with it.
This article has been removed as a result of the abolition of the supervisory board.
2. The management board shall supply the members of the supervisory board in due time with the information required for the performance of the duties of the supervisory board.
3. The supervisory board shall have access to the buildings and the premises of the company and shall be authorized to inspect the books and records of the company.
The supervisory board may designate one or more persons from among its members or an expert to exercise these powers.
The members of the supervisory board may also in other instances be assisted by experts.
The duties of the delegate supervisory directors are to maintain a more intensive contact with the management board and to exercise a more intensive supervision of the policy of the management board and the general course of affairs in the company, and in the enterprise connected with it.
The delegate supervisory directors will report their findings to the supervisory board.

current articles of association	proposed amendments

4. In addition to preparing or attending board- or shareholders’ meetings (so called: “Regular Duties” for which the members will be paid a retainer fee as established by the general meeting), and upon the resolution of the supervisory board, members of the supervisory board may provide so called, “Additional Duties” to the company, for which the members will receive additional compensation as established by the general meeting.

5. The members of the management board may be invited to attend the meetings of the supervisory board.
6. With due observance of these articles of association, the supervisory board may adopt a “commissarissen reglement” (rules governing the decision making process of the supervisory board and its internal organisation and division of its tasks among its members, including those of the delegate supervisory directors and it may further establish such committees as it shall deem appropriate.

7. All resolutions of the supervisory board shall be passed by an absolute majority of the votes cast.

FINANCIAL YEAR / DRAWING UP THE ANNUAL ACCOUNTS.	FINANCIAL YEAR / DRAWING UP THE ANNUAL ACCOUNTS.

ARTICLE 26.	ARTICLE 21.
1. The financial year of the company shall be September 1 through August 31.
2. Annually, not later than five months after the end of the financial year, the management board shall draw up the annual accounts, unless by reason, of special circumstances this term has been extended by the general meeting.

3. Within the period referred to in paragraph 2, the annual accounts shall be deposited for inspection by the shareholders at the office of the company.
Within this period of time the management board shall also submit the annual report.
The statement of the accountant as mentioned in article 27 and the additional information required by virtue of the law shall, be added to the annual accounts.
3. Within the period referred to in paragraph 2, the annual accounts shall be deposited for inspection by the shareholders at the office of the company.
Within this period of time the management board shall also submit the annual report.
The statement of the accountant as mentioned in article 22 and the additional information required by virtue of the law shall, be added to the annual accounts.
4. The annual accounts shall be signed by the members of the management board and the supervisory board; if the signature of one or more of the members is lacking, this shall be stated and reasons given.
4. The annual accounts shall be signed by the members of the management board; if the signature of one or more of the members is lacking, this shall be stated and reasons given.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

4. In addition to preparing or attending board- or shareholders’ meetings (so called: “Regular Duties” for which the members will be paid a retainer fee as established by the general meeting), and upon the resolution of the supervisory board, members of the supervisory board may provide so called, “Additional Duties” to the company, for which the members will receive additional compensation as established by the general meeting.

5. The members of the management board may be invited to attend the meetings of the supervisory board.
6. With due observance of these articles of association, the supervisory board may adopt a “commissarissen reglement” (rules governing the decision making process of the supervisory board and its internal organisation and division of its tasks among its members, including those of the delegate supervisory directors and it may further establish such committees as it shall deem appropriate.

7. All resolutions of the supervisory board shall be passed by an absolute majority of the votes cast.

FINANCIAL YEAR / DRAWING UP THE ANNUAL ACCOUNTS.	This article is renumbered as a result of the abolition of the supervisory board.

ARTICLE 26.
1. The financial year of the company shall be September 1 through August 31.
2. Annually, not later than five months after the end of the financial year, the management board shall draw up the annual accounts, unless by reason, of special circumstances this term has been extended by the general meeting.

3. Within the period referred to in paragraph 2, the annual accounts shall be deposited for inspection by the shareholders at the office of the company.
Within this period of time the management board shall also submit the annual report.
The statement of the accountant as mentioned in article 27 and the additional information required by virtue of the law shall, be added to the annual accounts.
Renumbering.
4. The annual accounts shall be signed by the members of the management board and the supervisory board; if the signature of one or more of the members is lacking, this shall be stated and reasons given.
This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

ACCOUNTANT. ARTICLE 27.	ACCOUNTANT. ARTICLE 22.
1. The company shall give instructions for the audit of the annual accounts to an accountant (in these articles of association an accountant is understood to mean: a chartered accountant or another accountant as meant in article 2:393 of the Civil, Code, or an organization in which such accountants associate).

2. Such instructions shall be given by the general meeting.
If the latter fails to do so, the supervisory board or, in the absence of the members of the supervisory board or in the event the supervisory board fails to do so, the management board shall be authorized to do so.
The appointment of an accountant shall not be limited to any limited list of candidates: the instructions may at all times be withdrawn by the general meeting and by the person who gave the instructions; furthermore, instructions given by the management board may be withdrawn by the supervisory board.
2. Such instructions shall be given by the general meeting.
If the latter fails to do so, the management board shall be authorized to do so.
The appointment of an accountant shall not be limited to any limited list of candidates: the instructions may at all times be withdrawn by the general meeting and by the person who gave the instructions.
3. The accountant shall report on his audit to the supervisory board and the management board.	3. The accountant shall report on his audit to the management board.
4. The accountant shall present the results of his audit in a statement as to whether the annual accounts give a true and fair view.

ADOPTION. ARTICLE 28.	ADOPTION. ARTICLE 23.
1. The company shall ensure that the annual accounts, the annual report and the information to be added by virtue of the law are held at its office as from the day of which the annual meeting is convened.
Shareholders, and beneficiaries of a usufruct or a pledge in shares who have the right to vote, may inspect the documents at that place and obtain a copy thereof, free of charge.

2. The general meeting shall adopt the annual accounts. The annual accounts cannot be adopted in the event that the general meeting has been unable to inspect the auditor’s report referred to in article 27, paragraph 4, unless a legal ground is given in the information required to be added by virtue of the law for the lack of the auditors report referred to in article 27, paragraph 4.
2. The general meeting shall adopt the annual accounts. The annual accounts cannot be adopted in the event that the general meeting has been unable to inspect the auditor’s report referred to in article 22, paragraph 4, unless a legal ground is given in the information required to be added by virtue of the law for the lack of the auditors report referred to in article 22, paragraph 4.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

ACCOUNTANT. ARTICLE 27.	This article is renumbered as a result of the abolition of the supervisory board.
1. The company shall give instructions for the audit of the annual accounts to an accountant (in these articles of association an accountant is understood to mean: a chartered accountant or another accountant as meant in article 2:393 of the Civil, Code, or an organization in which such accountants associate).

2. Such instructions shall be given by the general meeting.
If the latter fails to do so, the supervisory board or, in the absence of the members of the supervisory board or in the event the supervisory board fails to do so, the management board shall be authorized to do so.
The appointment of an accountant shall not be limited to any limited list of candidates: the instructions may at all times be withdrawn by the general meeting and by the person who gave the instructions; furthermore, instructions given by the management board may be withdrawn by the supervisory board.
This paragraph is amended as a result of the abolition of the supervisory board.
3. The accountant shall report on his audit to the supervisory board and the management board.	This paragraph is amended as a result of the abolition of the supervisory board.
4. The accountant shall present the results of his audit in a statement as to whether the annual accounts give a true and fair view.

ADOPTION. ARTICLE 28.	This article is renumbered as a result of the abolition of the supervisory board.
1. The company shall ensure that the annual accounts, the annual report and the information to be added by virtue of the law are held at its office as from the day of which the annual meeting is convened.
Shareholders, and beneficiaries of a usufruct or a pledge in shares who have the right to vote, may inspect the documents at that place and obtain a copy thereof, free of charge.

2. The general meeting shall adopt the annual accounts. The annual accounts cannot be adopted in the event that the general meeting has been unable to inspect the auditor’s report referred to in article 27, paragraph 4, unless a legal ground is given in the information required to be added by virtue of the law for the lack of the auditors report referred to in article 27, paragraph 4.
Renumbering.

current articles of association	proposed amendments

3. Unconditional adoption of the annual accounts by the general meeting shall serve to discharge the management board in respect of their management and the supervisory board in respect of their supervision in so far as such management is apparent from the annual accounts.
3. After the proposal to adopt the annual accounts has been dealt with, the proposal will be made to the shareholders meeting to discharge, in connection with the annual accounts and all that has been said in relation thereto in the meeting of shareholders, the managing directors respect of their conduct of management during the relevant financing year.

PUBLICATION. ARTICLE 29.	PUBLICATION. ARTICLE 24.
1. The company is obliged to publish the annual accounts within eight days following the adoption thereof.
The publication shall be made by depositing a complete copy in the Dutch language or, if such copy had not been prepared, a copy in the French, German or English language, at the office of the commercial register in the district in which the company has its official seat according to these articles of association.
The date of the adoption must be annotated on the copy.

2. If the annual accounts have not been adopted within seven months of the termination of the financial year in accordance with the legal requirements, then the management board shall, without further delay, publish the prepared annual accounts in the manner prescribed in, paragraph 1; it shall be noted on the annual accounts that they have not yet been adopted.

3. In the event that the general meeting has extended the period for the preparation of the annual accounts in accordance with article 26 paragraph 2, then the preceding paragraph shall apply as from two months after the termination of the thus extended period.
3. In the event that the general meeting has extended the period for the preparation of the annual accounts in accordance with article 21 paragraph 2, then the preceding paragraph shall apply as from two months after the termination of the thus extended period.
4. A copy of the annual report produced in the same language or in Dutch shall, together with the additional. information required by virtue of the law, be published at the same time and in the same manner as the annual accounts in so far as the law permits, the foregoing shall not apply if the documents are held at the office of the company for inspection by any person and if upon request full or partial-copies thereof are supplied at a price not exceeding the cost: the company shall file a notice of this fact for registration in the commercial register.

5. The publication shall be effected with due observance of the applicable legal exemptions.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

3. Unconditional adoption of the annual accounts by the general meeting shall serve to discharge the management board in respect of their management and the supervisory board in respect of their supervision in so far as such management is apparent from the annual accounts.
In view of the introduction of a bill (Dutch Lower House reports II 2000, 27 483, number 1-2) approval of the annual accounts does no longer lead to an automatic décharge of the members of the management board for the management conducted in the last booking year.

PUBLICATION. ARTICLE 29.	This article is renumbered as a result of the abolition of the supervisory board.
1. The company is obliged to publish the annual accounts within eight days following the adoption thereof.
The publication shall be made by depositing a complete copy in the Dutch language or, if such copy had not been prepared, a copy in the French, German or English language, at the office of the commercial register in the district in which the company has its official seat according to these articles of association.
The date of the adoption must be annotated on the copy.

2. If the annual accounts have not been adopted within seven months of the termination of the financial year in accordance with the legal requirements, then the management board shall, without further delay, publish the prepared annual accounts in the manner prescribed in, paragraph 1; it shall be noted on the annual accounts that they have not yet been adopted.

3. In the event that the general meeting has extended the period for the preparation of the annual accounts in accordance with article 26 paragraph 2, then the preceding paragraph shall apply as from two months after the termination of the thus extended period.
Renumbering.
4. A copy of the annual report produced in the same language or in Dutch shall, together with the additional. information required by virtue of the law, be published at the same time and in the same manner as the annual accounts in so far as the law permits, the foregoing shall not apply if the documents are held at the office of the company for inspection by any person and if upon request full or partial-copies thereof are supplied at a price not exceeding the cost: the company shall file a notice of this fact for registration in the commercial register.

5. The publication shall be effected with due observance of the applicable legal exemptions.

current articles of association	proposed amendments

PROFIT / DIVIDEND. ARTICLE 30.	PROFIT / DIVIDEND. ARTICLE 25.
1. Out of the profits such amounts shall be allocated to reserves as the management board with the approval of the supervisory board shall determine.	1. Out of the profits such amounts shall be allocated to reserves as the management board shall determine.

Out of the profits which remain after application of the preceeding, shall:	Out of the profits which remain after application of the preceeding, shall:
  a. If possible, a dividend be distributed on each finance preference share equalling a percentage calculated on the nominal amount, increased by the amount of share premium that was paid upon the first issue of finance preference shares and which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States of America as quoted in the Wall street Journal, calculated and fixed in the manner as stated hereinafter.
a. If possible, a dividend be distributed on each finance preference share equalling a percentage calculated on the nominal amount, increased by the amount of share premium that was paid upon the first issue of finance preference shares and which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States of America as quoted in the Wall street Journal, calculated and fixed in the manner as stated hereinafter.
  b. The percentage of the dividend for the finance preference shares is calculated by taking the average effective yield of the above-mentioned loans, for the last twenty exchange days, prior to the day on which finance preference shares are issued for the first time or on which the dividend percentage is adjusted, possibly increased or decreased by a maximum of one per cent point, depending on the then prevailing market conditions, as the management board shall resolve subject to the approval of the supervisory board.
b. The percentage of the dividend for the finance preference shares is calculated by taking the average effective yield of the above-mentioned loans, for the last twenty exchange days, prior to the day on which finance preference shares are issued for the first time or on which the dividend percentage is adjusted, possibly increased or decreased by a maximum of one per cent point, depending on the then prevailing market conditions, as the management board shall resolve.
  c. For the first time on the first of January of the calendar year following on the day after three (3) years have lapsed since the day on which finance preference shares are issued for the first time and every time three years later, the dividend percentage of all finance preference shares concerned may be adjusted to the then average effective yield of the prime interest rate on corporate loans in the United States of America as quoted in the Wall Street Journal, calculated and fixed in the manner as stated in b.

2. If in any financial year the distributions meant above in paragraph 1 of this article have not been made, the provisions of paragraphs 3 second sentence and 4 of this article shall, not be applied until, the deficit has been recovered.
2. If in any financial year the distributions meant above in paragraph 1 of this article have not been made, the provisions of paragraphs 3 second sentence and 4 of this article shall, not be applied until, the deficit has been recovered.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

PROFIT / DIVIDEND. ARTICLE 30.	This article is renumbered as a result of the abolition of the supervisory board.
1. Out of the profits such amounts shall be allocated to reserves as the management board with the approval of the supervisory board shall determine.

Out of the profits which remain after application of the preceeding, shall:	This paragraph is amended as a result of the abolition of the supervisory board.
  a. If possible, a dividend be distributed on each finance preference share equalling a percentage calculated on the nominal amount, increased by the amount of share premium that was paid upon the first issue of finance preference shares and which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States of America as quoted in the Wall street Journal, calculated and fixed in the manner as stated hereinafter.

  b. The percentage of the dividend for the finance preference shares is calculated by taking the average effective yield of the above-mentioned loans, for the last twenty exchange days, prior to the day on which finance preference shares are issued for the first time or on which the dividend percentage is adjusted, possibly increased or decreased by a maximum of one per cent point, depending on the then prevailing market conditions, as the management board shall resolve subject to the approval of the supervisory board.

  c. For the first time on the first of January of the calendar year following on the day after three (3) years have lapsed since the day on which finance preference shares are issued for the first time and every time three years later, the dividend percentage of all finance preference shares concerned may be adjusted to the then average effective yield of the prime interest rate on corporate loans in the United States of America as quoted in the Wall Street Journal, calculated and fixed in the manner as stated in b.

2. If in any financial year the distributions meant above in paragraph 1 of this article have not been made, the provisions of paragraphs 3 second sentence and 4 of this article shall, not be applied until, the deficit has been recovered.
This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

   The management board shall be authorised subject to the approval of the supervisory board to decide to distribute an amount equal to the deficit meant in the previous sentence against the reserves, with the exception of the reserve which was formed as share premium upon the issue of finance preference shares.
The management board shall be authorised to decide to distribute an amount equal to the deficit meant in the previous sentence against the reserves, with the exception of the reserve which was formed as share premium upon the issue of finance preference shares.
 3. If finance preference shares are issued in the course of any financial year, the dividend on the finance preference shares shall be decreased pro rata for such financial year until the first day of issue.

 4. Insofar as the profit is not distributed or allocated to reserve upon application of the previous paragraphs of this article, it shall be at the free disposal, of the general meeting, with the proviso that no further dividend will be distributed on the finance preference Shares.

 5. The general meeting may resolve on a proposal made by the supervisory board wholly or partly to distribute dividends or reserves, instead of cash, in the form of shares in the capital of the company.
5. The general meeting may resolve wholly or partly to distribute dividends or reserves, instead of cash, in the form of shares in the capital of the company.
 6. In the event of cancellation with repayment of finance preference shares a distribution will be made on the cancelled finance preference shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 and 2 of this article that pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraphs  1 and 2 was made for the last time – or if the finance preference shares have been issued following such day: from the day of issue – until the day of repayment without prejudice to the provisions of article  2:105.4 Civil Code.

7. A deficit as meant in article 2:104 Civil Code, may only be applied against the share premium formed upon the issue of finance preference shares, if all other reserves are depleted.
 8. The company can only declare distributions in so far as its “eigen vermogen” (shareholders equity) exceeds the amount of the paid up and called portion of the share capital, plus the “wettelijke” (statutory) reserves.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

   The management board shall be authorised subject to the approval of the supervisory board to decide to distribute an amount equal to the deficit meant in the previous sentence against the reserves, with the exception of the reserve which was formed as share premium upon the issue of finance preference shares.

 3. If finance preference shares are issued in the course of any financial year, the dividend on the finance preference shares shall be decreased pro rata for such financial year until the first day of issue.

 4. Insofar as the profit is not distributed or allocated to reserve upon application of the previous paragraphs of this article, it shall be at the free disposal, of the general meeting, with the proviso that no further dividend will be distributed on the finance preference Shares.

 5. The general meeting may resolve on a proposal made by the supervisory board wholly or partly to distribute dividends or reserves, instead of cash, in the form of shares in the capital of the company.
This paragraph is amended as a result of the abolition of the supervisory board.
 6. In the event of cancellation with repayment of finance preference shares a distribution will be made on the cancelled finance preference shares on the day of repayment, which distribution will be calculated as much as possible in accordance with the provisions of paragraph 1 and 2 of this article that pro rata temporis to be calculated on the period from the day on which a distribution as meant in paragraphs  1 and 2 was made for the last time – or if the finance preference shares have been issued following such day: from the day of issue – until the day of repayment without prejudice to the provisions of article  2:105.4 Civil Code.

7. A deficit as meant in article 2:104 Civil Code, may only be applied against the share premium formed upon the issue of finance preference shares, if all other reserves are depleted.
 8. The company can only declare distributions in so far as its “eigen vermogen” (shareholders equity) exceeds the amount of the paid up and called portion of the share capital, plus the “wettelijke” (statutory) reserves.

current articles of association	proposed amendments

 9. In anticipation of final dividends, the management board may resolve to pay an interim dividend, provided the requirement of paragraph 8 has been complied with, as evidenced by interim accounts drawn up in, accordance with the provisions of the law.
Such a resolution, shall be subject to the approval of the supervisory board.
9. In anticipation of final dividends, the management board may resolve to pay an interim dividend, provided the requirement of paragraph 8 has been complied with, as evidenced by interim accounts drawn up in, accordance with the provisions of the law.
10. Upon proposal of the management board, which proposal has been approved by the supervisory board the general meeting may, subject to due observance of the provision of paragraph 8, resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law, and/or to make distributions not in cash but in shares in the company.
10. Upon proposal of the management board, the general meeting may, subject to due observance of the provision of paragraph 8, resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law, and/or to make distributions not in cash but in shares in the company.

DATE ON WHICH DISTRIBUTIONS BECOME PAYABLE. ARTICLE 31.	DATE ON WHICH DISTRIBUTIONS BECOME PAYABLE. ARTICLE 26.
1. Distributions pursuant to article 30, hereinafter to be referred to as ‘distributions’ (or in the singular ‘distribution’) shall become payable from a date to be determined by the management board.	1. Distributions pursuant to article 25, hereinafter to be referred to as ‘distributions’ (or in the singular ‘distribution’) shall become payable from a date to be determined by the management board.
  The date on which a distribution shall first become payable in respect of shares for which bearer certificates are in circulation or in respect of shares Model I can be a different one than the date in respect of shares for which share certificates Model II are in circulation.
The date on which a distribution shall first become payable in respect of shares for which bearer certificates are in circulation or in respect of shares Model I can be a different one than the date in respect of shares for which share certificates Model II are in circulation.
2. Distributions shall be made payable at a place or places to be determined by the management board, including at least one location in The Netherlands.
3. In respect of distributions in cash on the shares, the management board may determine the method of payment, as well as the currency in which said distributions shall be made payable.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

 9. In anticipation of final dividends, the management board may resolve to pay an interim dividend, provided the requirement of paragraph 8 has been complied with, as evidenced by interim accounts drawn up in, accordance with the provisions of the law.
Such a resolution, shall be subject to the approval of the supervisory board.
This paragraph is amended as a result of the abolition of the supervisory board.
10. Upon proposal of the management board, which proposal has been approved by the supervisory board the general meeting may, subject to due observance of the provision of paragraph 8, resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law, and/or to make distributions not in cash but in shares in the company.
This paragraph is amended as a result of the abolition of the supervisory board.

DATE ON WHICH DISTRIBUTIONS BECOME PAYABLE. ARTICLE 31.	This article is renumbered as a result of the abolition of the supervisory board.
1. Distributions pursuant to article 30, hereinafter to be referred to as ‘distributions’ (or in the singular ‘distribution’) shall become payable from a date to be determined by the management board.	Renumbering.
  The date on which a distribution shall first become payable in respect of shares for which bearer certificates are in circulation or in respect of shares Model I can be a different one than the date in respect of shares for which share certificates Model II are in circulation.

2. Distributions shall be made payable at a place or places to be determined by the management board, including at least one location in The Netherlands.
3. In respect of distributions in cash on the shares, the management board may determine the method of payment, as well as the currency in which said distributions shall be made payable.

current articles of association	proposed amendments

 4. Distributions in cash which shall be made payable in a currency other than in Dutch currency, shall be converted at the rate of exchange as quoted by the Bank of the Netherlands on a day to be determined and announced by the management board.
This day may not be determined any earlier than the day prior to the day on which the decision to make distributions was made and not later than the day that, in accordance with paragraph 5 of this article, has been determined for the shares concerned if and in so far as the company, on the first day on which the distribution has been made payable, shall not be able to make payments at the designated location outside The Netherlands or in the foreign currency concerned as a result of government measures or other exceptional circumstances beyond its control, the management board shall have such authority that they may designate one or more locations in The Netherlands where the distributions shall be payable, whether or not in Dutch currency.

 5. The person in whose name the share is registered shall be entitled to distributions in respect of registered shares or, in case of limited rights and rights of holders of depositary receipts. the person whose right shall prove to be well-founded, on a date to be determined by the management board for the purpose of each distribution for the various share models.

 6. In order to be able to exercise the right of this distribution, the person entitled to a distribution in respect of a share for which a share certificate Model A is in circulation must have the dividend sheet of said share held in the safe-keeping of a custodian as meant in article 4, paragraph 3 at the moment to be determined by the management board.

 7. In respect of distributions concerning shares for which share certificates Model A are in circulation, the company shall be discharged vis-a-vis the persons entitled to distributions by making the distributions payable in accordance with the instructions to be given by the institution meant in article 4, paragraph 3.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

 4. Distributions in cash which shall be made payable in a currency other than in Dutch currency, shall be converted at the rate of exchange as quoted by the Bank of the Netherlands on a day to be determined and announced by the management board.
This day may not be determined any earlier than the day prior to the day on which the decision to make distributions was made and not later than the day that, in accordance with paragraph 5 of this article, has been determined for the shares concerned if and in so far as the company, on the first day on which the distribution has been made payable, shall not be able to make payments at the designated location outside The Netherlands or in the foreign currency concerned as a result of government measures or other exceptional circumstances beyond its control, the management board shall have such authority that they may designate one or more locations in The Netherlands where the distributions shall be payable, whether or not in Dutch currency.

 5. The person in whose name the share is registered shall be entitled to distributions in respect of registered shares or, in case of limited rights and rights of holders of depositary receipts. the person whose right shall prove to be well-founded, on a date to be determined by the management board for the purpose of each distribution for the various share models.

 6. In order to be able to exercise the right of this distribution, the person entitled to a distribution in respect of a share for which a share certificate Model A is in circulation must have the dividend sheet of said share held in the safe-keeping of a custodian as meant in article 4, paragraph 3 at the moment to be determined by the management board.

 7. In respect of distributions concerning shares for which share certificates Model A are in circulation, the company shall be discharged vis-a-vis the persons entitled to distributions by making the distributions payable in accordance with the instructions to be given by the institution meant in article 4, paragraph 3.

current articles of association	proposed amendments

 8. Notices with regard to distributions and with regard to dates and locations as meant in the preceding paragraphs of this article shall be published in The Netherlands at least in one nationwide published daily newspaper and abroad in at least one daily newspaper in each of those countries where the shares have been admitted for official listing at the company’s request and further in such manner as the management board deems desirable.

9. Claims for payment of distributions in cash shall lapse in so far as these distributions have not been collected within five years and one day after the day they have become payable.
10. In case of a distribution in shares in the company on the basis of article 30, paragraph 5, the shares which have not been claimed within a period to be determined by the management board shall be sold for the account of the persons entitled to them.
10. In case of a distribution in shares in the company on the basis of article 25, paragraph 5, the shares which have not been claimed within a period to be determined by the management board shall be sold for the account of the persons entitled to them.
   After such sale the persons who have not claimed their shares shall only have the right to the net proceeds in cash of such sale.
This right shall lapse after five years and one day, counting from the day after the date on which the shares could be claimed.
After such sale the persons who have not claimed their shares shall only have the right to the net proceeds in cash of such sale.
This right shall lapse after five years and one day, counting from the day after the date on which the shares could be claimed.
11. In case of a distribution in shares in the company on the basis of article 30, paragraph 5, in respect of registered shares, these shares shall be entered in the register of shares.
To holders of shares Model II a share certificate Model II shall be issued to a nominal amount equal to the amount of the entry.
11. In case of a distribution in shares in the company on the basis of article 25, paragraph 5, in respect of registered shares, these shares shall be entered in the register of shares.
To holders of shares Model II a share certificate Model II shall be issued to a nominal amount equal to the amount of the entry.
12. The management board may resolve not to apply the provision laid down in paragraph 6, for what the management board considers to be legitimate reasons and under such conditions as it deems necessary.

13. The provisions laid down in paragraph 5 to 7 inclusive and paragraph 11 shall apply mutatis mutandis in so far as it concerns distributions that are not made pursuant to article 30.	13. The provisions laid down in paragraph 5 to 7 inclusive and paragraph 11 shall apply mutatis mutandis in so far as it concerns distributions that are not made pursuant to article 25.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

 8. Notices with regard to distributions and with regard to dates and locations as meant in the preceding paragraphs of this article shall be published in The Netherlands at least in one nationwide published daily newspaper and abroad in at least one daily newspaper in each of those countries where the shares have been admitted for official listing at the company’s request and further in such manner as the management board deems desirable.

9. Claims for payment of distributions in cash shall lapse in so far as these distributions have not been collected within five years and one day after the day they have become payable.
10. In case of a distribution in shares in the company on the basis of article 30, paragraph 5, the shares which have not been claimed within a period to be determined by the management board shall be sold for the account of the persons entitled to them.
Renumbering.
   After such sale the persons who have not claimed their shares shall only have the right to the net proceeds in cash of such sale.
This right shall lapse after five years and one day, counting from the day after the date on which the shares could be claimed.

11. In case of a distribution in shares in the company on the basis of article 30, paragraph 5, in respect of registered shares, these shares shall be entered in the register of shares.
To holders of shares Model II a share certificate Model II shall be issued to a nominal amount equal to the amount of the entry.
Renumbering.
12. The management board may resolve not to apply the provision laid down in paragraph 6, for what the management board considers to be legitimate reasons and under such conditions as it deems necessary.

13. The provisions laid down in paragraph 5 to 7 inclusive and paragraph 11 shall apply mutatis mutandis in so far as it concerns distributions that are not made pursuant to article 30.	Renumbering.

current articles of association	proposed amendments

GENERAL MEETING OF SHAREHOLDERS / ANNUAL MEETING.	GENERAL MEETING OF SHAREHOLDERS / ANNUAL MEETING.

ARTICLE 32.	ARTICLE 27.
1. Annually, not later than six months after the end of the financial year of the company , the annual meeting shall be held (in these articles of association the annual meeting is understood to mean the general meeting of shareholders intended to discuss and adopt the annual accounts; whereas in these articles of association the general meeting of shareholders is understood to mean: the meeting of shareholders and other persons who are entitled to attend meetings.)

2. The agenda for that meeting shall state inter alia the following points for discussion: a. the annual report;	2. The agenda for that meeting shall state inter alia the following points for discussion: a. the annual report;

b. adoption of the annual accounts:	b. adoption of the annual accounts:
c. appropriation of profits;	c. appropriation of profits;

d. filling of any vacancies:	d. filling of any vacancies:
e. other proposals put forward, by the management board or the supervisory board.	e. other proposals put forward, by the management board.

OTHER MEETING AND CLASS MEETINGS. ARTICLE 33.	OTHER MEETING AND CLASS MEETINGS. ARTICLE 28.
1. Other general meetings of shareholders shall he held as often as the management board or the supervisory board deems such necessary	1. Other general meetings of shareholders shall he held as often as the management deems such necessary.
2. Upon their request, one or more holders of shares representing in the aggregate at least one tenth of the issued capital may be authorized by the president judge of the court to convene a general meeting.

3. When this article applies, holders of shares shall have equal rights as holders of depositary receipts which have been issued in, cooperation with the Company.
4. A class meeting, including a meeting of holders of separate series shall be held whenever a resolution by such meeting is required.	4. A class meeting, including a meeting of holders of separate series shall be held whenever a resolution by such meeting is required.
Furthermore, such meeting shall be held if required by either the management board or the supervisory board.	Furthermore, such meeting shall be held if required by the management board.
5. The articles 33 up to and including 41 shall be equally applicable to resolutions to be adopted by the meeting of holders of shares of a specific class or serie, provided that the notice shall be sent not later than on the sixth day prior to the meeting, that the meeting itself appoints its chairman and that the meetings of holders finance preference shares may also adopt all resolutions outside a meeting if so proposed by the management board or the supervisory board.
5. The articles 28 up to and including 36 shall be equally applicable to resolutions to be adopted by the meeting of holders of shares of a specific class or serie, provided that the notice shall be sent not later than on the sixth day prior to the meeting, that the meeting itself appoints its chairman and that the meetings of holders finance preference shares may also adopt all resolutions outside a meeting if so proposed by the management board.

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current articles of association	explanation

GENERAL MEETING OF SHAREHOLDERS / ANNUAL MEETING.	This article is renumbered as a result of the abolition of the supervisory board.

ARTICLE 32.
1. Annually, not later than six months after the end of the financial year of the company , the annual meeting shall be held (in these articles of association the annual meeting is understood to mean the general meeting of shareholders intended to discuss and adopt the annual accounts; whereas in these articles of association the general meeting of shareholders is understood to mean: the meeting of shareholders and other persons who are entitled to attend meetings.)

2. The agenda for that meeting shall state inter alia the following points for discussion: a. the annual report;	This paragraph is amended as a result of the abolition of the supervisory board.

b. adoption of the annual accounts:
c. appropriation of profits;

d. filling of any vacancies:
e. other proposals put forward, by the management board or the supervisory board.

OTHER MEETING AND CLASS MEETINGS. ARTICLE 33.	This article is renumbered as a result of the abolition of the supervisory board.
1. Other general meetings of shareholders shall he held as often as the management board or the supervisory board deems such necessary
2. Upon their request, one or more holders of shares representing in the aggregate at least one tenth of the issued capital may be authorized by the president judge of the court to convene a general meeting.
This paragraph is amended as a result of the abolition of the supervisory board.
3. When this article applies, holders of shares shall have equal rights as holders of depositary receipts which have been issued in, cooperation with the Company.
4. A class meeting, including a meeting of holders of separate series shall be held whenever a resolution by such meeting is required.	This paragraph is amended as a result of the abolition of the supervisory board.
Furthermore, such meeting shall be held if required by either the management board or the supervisory board.
5. The articles 33 up to and including 41 shall be equally applicable to resolutions to be adopted by the meeting of holders of shares of a specific class or serie, provided that the notice shall be sent not later than on the sixth day prior to the meeting, that the meeting itself appoints its chairman and that the meetings of holders finance preference shares may also adopt all resolutions outside a meeting if so proposed by the management board or the supervisory board.
Renumbering. This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

  A resolution outside a meeting is only valid if all holders of the shares concerned have cast their votes in writing by telecopier or by means of one of the current means of communication in favour of the proposal concerned.
A resolution outside a meeting is only valid if all holders of the shares concerned have cast their votes in writing by telecopier or by means of one of the current means of communication in favour of the proposal concerned.

CONVOCATION / AGENDA / NOTIFICATION. ARTICLE 34.	CONVOCATION / AGENDA / NOTIFICATION. ARTICLE 29.
1. General meetings of shareholders shall be convened by means of an advertisement which shall at least be published in a nationwide published daily newspaper in The Netherlands and abroad at least in one daily newspaper in each of those countries where the shares have been admitted for official listing at the company’s request.
Further, the holders of registered shares shall be convened to the meeting by letter.

2. The convocation shall be affected by the management board, the supervisory board or by those who are authorized to do so by virtue of the law.	2. The convocation shall be affected by the management board or by those who are authorized to do so by virtue of the law.

ARTICLE 35.	ARTICLE 30.
1. The convocation as meant in the preceding article shall take place no later than the fifteenth day prior to the day of the meeting.
2. The agenda shall include such items as, without prejudice to the other provisions of these articles of association, the management board, or the supervisory board have included therein.
No resolution can be validly passed at the meeting with regard to items that have not been included in the agenda.
2. The agenda shall include such items as, without prejudice to the other provisions of these articles of association, the management board have included therein.
No resolution can be validly passed at the meeting with regard to items that have not been included in the agenda.
3. The convocation shall either specify the items to be discussed or state that the shareholders, the beneficiaries of a usufruct and pledgees with voting rights may acquaint themselves with such items at the company’s office and may obtain a copy of the list of items to be discussed, without prejudice to the provisions of the law with regard to capital reduction and the amendment of the articles of association.

PROXIES. ARTICLE 36.	PROXIES. ARTICLE 31.
Shareholders and other persons entitled to be present at meetings may be represented by a proxy-in-fact.	Shareholders and other persons entitled to be present at meetings may be represented by a proxy-in-fact.

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[Continued from above table, first column(s) repeated]

current articles of association	explanation

  A resolution outside a meeting is only valid if all holders of the shares concerned have cast their votes in writing by telecopier or by means of one of the current means of communication in favour of the proposal concerned.

CONVOCATION / AGENDA / NOTIFICATION. ARTICLE 34.	This article is renumbered as a result of the abolition of the supervisory board.
1. General meetings of shareholders shall be convened by means of an advertisement which shall at least be published in a nationwide published daily newspaper in The Netherlands and abroad at least in one daily newspaper in each of those countries where the shares have been admitted for official listing at the company’s request.
Further, the holders of registered shares shall be convened to the meeting by letter.

2. The convocation shall be affected by the management board, the supervisory board or by those who are authorized to do so by virtue of the law.	This paragraph is amended as a result of the abolition of the supervisory board.

ARTICLE 35.	This article is renumbered as a result of the abolition of the supervisory board.
1. The convocation as meant in the preceding article shall take place no later than the fifteenth day prior to the day of the meeting.
2. The agenda shall include such items as, without prejudice to the other provisions of these articles of association, the management board, or the supervisory board have included therein.
No resolution can be validly passed at the meeting with regard to items that have not been included in the agenda.
This paragraph is amended as au result of the abolition of the supervisory board.
3. The convocation shall either specify the items to be discussed or state that the shareholders, the beneficiaries of a usufruct and pledgees with voting rights may acquaint themselves with such items at the company’s office and may obtain a copy of the list of items to be discussed, without prejudice to the provisions of the law with regard to capital reduction and the amendment of the articles of association.

PROXIES. ARTICLE 36.	This article is renumbered as a result of the abolition of the supervisory board.
Shareholders and other persons entitled to be present at meetings may be represented by a proxy-in-fact.

current articles of association	proposed amendments

The written proxy shall have to be deposited no later than the moment and at the location indicated for share certificates in accordance with article 40.	The written proxy shall have to be deposited no later than the moment and at the location indicated for share certificates in accordance with article 35.

PLACE OF THE MEETINGS. ARTICLE 37.	PLACE OF MEETINGS. ARTICLE 32.
The general meeting of shareholders shall be held in Amersfoort, Amsterdam, Arnhem, Barneveld, De Bilt, Ede, Ermelo, ’s-Gravenhage, Hilversum, Hoevelaken, Leusden, Nijkerk, Nijmegen, Nunspeet, Putten, Renkum, Rotterdam, Scherpenzeel, Schiphol-Airport (municipality Haarlemmermeer), Utrecht, Veenendaal, Wageningen, Woudenberg, Zeist or Zwolle.

CHAIRMANSHIP. ARTICLE 38.	CHAIRMANSHIP. ARTICLE 33.
1. The general meetings of shareholders shall be presided over by the chairman of the supervisory board or, in his absence by the deputy chairman of the supervisory board, in the event that the latter is absent also, the members of the supervisory board elect a chairman from among their midst.
The members of the supervisory board may designate another person to act as chairman of a general meeting of shareholders.
The general meeting of shareholders shall be presided over by a person designated by the meeting itself.
2. If no chairman has been appointed in accordance with paragraph 1, the meeting itself shall designate a chairman.

MINUTES. ARTICLE 39.	MINUTES. ARTICLE 34.
1. Minutes shall be kept of the proceedings of every general meeting of shareholders by a secretary to be designated by the chairman.
The minutes shall be adopted by the chairman and the secretary and shall be signed by them as proof thereof.

2. The supervisory board, the chairman or the person who has convened the meeting may determine that notarial minutes shall be drawn up of the proceedings of the meeting.
The notarial minutes shall be co-signed by the chairman.
2. The chairman or the person who has convened the meeting may determine that notarial minutes shall be drawn up of the proceedings of the meeting.
The notarial minutes shall be co-signed by the chairman.

MEETING RIGHTS / ADMITTANCE. ARTICLE 40.	MEETING RIGHTS / ADMITTANCE. ARTICLE 35.

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current articles of association	explanation

The written proxy shall have to be deposited no later than the moment and at the location indicated for share certificates in accordance with article 40.	Renumbering.

PLACE OF THE MEETINGS. ARTICLE 37.	This article is renumbered as a result of the abolition of the supervisory board.
The general meeting of shareholders shall be held in Amersfoort, Amsterdam, Arnhem, Barneveld, De Bilt, Ede, Ermelo, ’s-Gravenhage, Hilversum, Hoevelaken, Leusden, Nijkerk, Nijmegen, Nunspeet, Putten, Renkum, Rotterdam, Scherpenzeel, Schiphol-Airport (municipality Haarlemmermeer), Utrecht, Veenendaal, Wageningen, Woudenberg, Zeist or Zwolle.

CHAIRMANSHIP. ARTICLE 38.	This article is renumbered as a result of the abolition of the supervisory board.
1. The general meetings of shareholders shall be presided over by the chairman of the supervisory board or, in his absence by the deputy chairman of the supervisory board, in the event that the latter is absent also, the members of the supervisory board elect a chairman from among their midst.
The members of the supervisory board may designate another person to act as chairman of a general meeting of shareholders.
This paragraph is amended as a result of the abolition of the supervisory board.
2. If no chairman has been appointed in accordance with paragraph 1, the meeting itself shall designate a chairman.

MINUTES. ARTICLE 39.	This article is renumbered as a result of the abolition of the supervisory board.
1. Minutes shall be kept of the proceedings of every general meeting of shareholders by a secretary to be designated by the chairman.
The minutes shall be adopted by the chairman and the secretary and shall be signed by them as proof thereof.

2. The supervisory board, the chairman or the person who has convened the meeting may determine that notarial minutes shall be drawn up of the proceedings of the meeting.
The notarial minutes shall be co-signed by the chairman.
This paragraph is amended as a result of the abolition of the supervisory board.

MEETING RIGHTS / ADMITTANCE. ARTICLE 40.	This article is renumbered as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

1. Each shareholder entitled to vote and each beneficiary of a usufruct and each pledgee to whom the voting right has been granted, shall be authorized to attend the general meeting of shareholders, to address the meeting and to exercise the voting right.

2. In order to be able to exercise the rights mentioned in the first paragraph of this article, the holders of shares for which a share certificate Model A has been issued must deposit their share certificates prior to the meeting at the office of the company, or at one of the banks or other institutions – among which at least a custodian as meant in article 9, paragraph 3 – which shall also be designated in the convocation.
Furthermore the convocation shall state the day on which such deposit shall have to be effected at the latest. The deposit shall be made in return for a ticket for admission for the meeting.

3. In order to exercise the rights mentioned in the first paragraph of this article the holders of registered shares must notify the company in writing of their intention to do so, no later than on the day and furthermore at the place stated in the convocation and also – in so far as it concerns shares Model II – stating the number of the share certificates/numbers of the share certificates.
They may only exercise said rights at the meeting for shares which are registered in their name both on the day mentioned above and on the day of the meeting.

4. The company shall send a ticket for admission to the meeting to the holders of registered shares who have notified the company of their intention to attend the meeting in accordance with the provisions laid down in the preceding paragraph.

5. The provisions laid down in the preceding paragraph shall apply mutatis mutandis to beneficiaries of a usufruct and pledgees who have been granted voting rights.
6. If the voting right in respect of a share has been granted to the beneficiary of a usufruct or to the pledgee instead of to the shareholder, the shareholder shall be entitled to attend the general meeting of shareholders and to address the meeting.

7. Each share confers the right to cast one vote.
8. Each person entitled to vote or his attorney must sign the attendance list.

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[Continued from above table, first column(s) repeated]

current articles of association	explanation

1. Each shareholder entitled to vote and each beneficiary of a usufruct and each pledgee to whom the voting right has been granted, shall be authorized to attend the general meeting of shareholders, to address the meeting and to exercise the voting right.

2. In order to be able to exercise the rights mentioned in the first paragraph of this article, the holders of shares for which a share certificate Model A has been issued must deposit their share certificates prior to the meeting at the office of the company, or at one of the banks or other institutions – among which at least a custodian as meant in article 9, paragraph 3 – which shall also be designated in the convocation.
Furthermore the convocation shall state the day on which such deposit shall have to be effected at the latest. The deposit shall be made in return for a ticket for admission for the meeting.

3. In order to exercise the rights mentioned in the first paragraph of this article the holders of registered shares must notify the company in writing of their intention to do so, no later than on the day and furthermore at the place stated in the convocation and also – in so far as it concerns shares Model II – stating the number of the share certificates/numbers of the share certificates.
They may only exercise said rights at the meeting for shares which are registered in their name both on the day mentioned above and on the day of the meeting.

4. The company shall send a ticket for admission to the meeting to the holders of registered shares who have notified the company of their intention to attend the meeting in accordance with the provisions laid down in the preceding paragraph.

5. The provisions laid down in the preceding paragraph shall apply mutatis mutandis to beneficiaries of a usufruct and pledgees who have been granted voting rights.
6. If the voting right in respect of a share has been granted to the beneficiary of a usufruct or to the pledgee instead of to the shareholder, the shareholder shall be entitled to attend the general meeting of shareholders and to address the meeting.

7. Each share confers the right to cast one vote.
8. Each person entitled to vote or his attorney must sign the attendance list.

current articles of association	proposed amendments

9. The right to take part in the meeting according to the paragraphs 1 and 6 may be exercised by an attorney-in-fact.	9. The right to take part in the meeting according to the paragraphs 1 and 6 may be exercised by an attorney- in-fact.
The written power of attorney shall have to be deposited no later than the moment and on the location for share certificates indicated in accordance with this article 40.	The written power of attorney shall have to be deposited no later than the moment and on the location for share certificates indicated in accordance with this article 35.
10. The general meeting shall decide on the admittance of persons other than those mentioned above in this article.

VOTES. ARTICLE 41.	VOTES. ARTICLE 36.
1. In so far as the law does not require a qualified majority, all resolutions shall be passed by an absolute majority of all the votes cast (the ‘Absolute Majority’).
2. If in an election of persons an Absolute Majority is not obtained, a second free vote shall be taken.
If again an absolute majority is not obtained, further votes shall be taken until either one person obtains the Absolute Majority or the election is between two persons who received an equal number of votes.
In the event of further votes (nor including the second free vote), the vote shall concern the persons who participated in the preceding vote, with the exception of the person who received the smallest number of votes in that preceding vote.
If in that preceding vote more than one person received the smallest number of votes, lots shall be drawn to decide which of them can no longer participate in the following vote.
If in the vote between the two the votes are equal, lots shall be drawn to decide which of them shall be chosen.

3. If a vote other than for the election of persons results in a tie, the proposal shall be rejected.

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[Continued from above table, first column(s) repeated]

current articles of association	explanation

9. The right to take part in the meeting according to the paragraphs 1 and 6 may be exercised by an attorney-in-fact.	Renumbering.
The written power of attorney shall have to be deposited no later than the moment and on the location for share certificates indicated in accordance with this article 40.
10. The general meeting shall decide on the admittance of persons other than those mentioned above in this article.

VOTES. ARTICLE 41.	This article is renumbered as a result of the abolition of the supervisory board.
1. In so far as the law does not require a qualified majority, all resolutions shall be passed by an absolute majority of all the votes cast (the ‘Absolute Majority’).
2. If in an election of persons an Absolute Majority is not obtained, a second free vote shall be taken.
If again an absolute majority is not obtained, further votes shall be taken until either one person obtains the Absolute Majority or the election is between two persons who received an equal number of votes.
In the event of further votes (nor including the second free vote), the vote shall concern the persons who participated in the preceding vote, with the exception of the person who received the smallest number of votes in that preceding vote.
If in that preceding vote more than one person received the smallest number of votes, lots shall be drawn to decide which of them can no longer participate in the following vote.
If in the vote between the two the votes are equal, lots shall be drawn to decide which of them shall be chosen.

3. If a vote other than for the election of persons results in a tie, the proposal shall be rejected.

current articles of association	proposed amendments

4. Votes shall be by voice.
However, the chairman is entitled to decide that votes be cast by ballot.
If it concerns an election of persons, a person present at the meeting and entitled to vote can also demand a vote by ballot.
Voting by ballot shall take place by means of folded unsigned ballot papers.

5. Blank votes and void votes shall be deemed not to have been cast.
6. Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.
7. The decision as expressed by the chairman at the meeting with regard to the result of a vote shall be final and conclusive.
The same shall apply to the contents of an adopted resolution in so far as it concerns a vote on a proposal not laid down in writing.
If, however, the correctness of that decision is challenged immediately after its pronouncement, a new vote shall be taken when either the majority of the persons present and entitled to vote, or, if the original voting was not taken by a roll call or in writing, any person present and entitled to vote so desires.
The original vote shall have no legal consequences as the original voting shall be canceled by this new voting.

AMENDMENT OF THE ARTICLES OF ASSOCIATION AND DISSOLUTION.	AMENDMENT OF THE ARTICLES OF ASSOCIATION AND DISSOLUTION.

ARTICLE 42.	ARTICLE 37.
1. When a proposal to amend the articles of association or to dissolve the company is made to the general meeting, this must be stated in the convocation to the general meeting of shareholders and, in so far as it concerns an amendment of the articles of association, at the same time a copy of the proposal in which the proposed amendment has been phrased verbatim must be deposited at the office of the company for inspection by the shareholders until the end of that meeting.
Shareholders may obtain a copy of the aforementioned proposal.
Shareholders include beneficiaries of a usufruct and pledgees to whom the voting right has been granted.

2. A resolution to amend the articles of association or to dissolve the company may only be passed on the proposal of the management board, which proposal has been approved by the supervisory board.	2. A resolution to amend the articles of association or to dissolve the company may only be passed on the proposal of the management board.

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[Continued from above table, first column(s) repeated]

current articles of association	explanation

4. Votes shall be by voice.
However, the chairman is entitled to decide that votes be cast by ballot.
If it concerns an election of persons, a person present at the meeting and entitled to vote can also demand a vote by ballot.
Voting by ballot shall take place by means of folded unsigned ballot papers.

5. Blank votes and void votes shall be deemed not to have been cast.
6. Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.
7. The decision as expressed by the chairman at the meeting with regard to the result of a vote shall be final and conclusive.
The same shall apply to the contents of an adopted resolution in so far as it concerns a vote on a proposal not laid down in writing.
If, however, the correctness of that decision is challenged immediately after its pronouncement, a new vote shall be taken when either the majority of the persons present and entitled to vote, or, if the original voting was not taken by a roll call or in writing, any person present and entitled to vote so desires.
The original vote shall have no legal consequences as the original voting shall be canceled by this new voting.

AMENDMENT OF THE ARTICLES OF ASSOCIATION AND DISSOLUTION.	This article is renumbered as a result of the abolition of the supervisory board.

ARTICLE 42.
1. When a proposal to amend the articles of association or to dissolve the company is made to the general meeting, this must be stated in the convocation to the general meeting of shareholders and, in so far as it concerns an amendment of the articles of association, at the same time a copy of the proposal in which the proposed amendment has been phrased verbatim must be deposited at the office of the company for inspection by the shareholders until the end of that meeting.
Shareholders may obtain a copy of the aforementioned proposal.
Shareholders include beneficiaries of a usufruct and pledgees to whom the voting right has been granted.

2. A resolution to amend the articles of association or to dissolve the company may only be passed on the proposal of the management board, which proposal has been approved by the supervisory board.	This paragraph is amended as a result of the abolition of the supervisory board.

current articles of association	proposed amendments

LIQUIDATION. ARTICLE 43.	LIQUIDATION. ARTICLE 38.
1. In the event of dissolution of the company by virtue of a resolution of the general meeting, the members of the management board shall be charged with the liquidation of the business of the company, and the supervisory board with the supervision thereof.
1. In the event of dissolution of the company by virtue of a resolution of the general meeting, the members of the management board shall be charged with the liquidation of the business of the company.
2. During liquidation, the provisions of the articles of association shall remain in force to the extent possible.

3. After payment of all liabilities and the costs of liquidation, the balance of the assets of the Company shall be divided as follows:	3. After payment of all liabilities and the costs of liquidation, the balance of the assets of the Company shall be divided as follows:
  a. in the first place, if possible, the holders of finance preference shares shall be paid the nominal amount paid on their finance preference shares, as well as the premium reserve paid on their shares upon issue of the same, increased by the shortfall in the payment under article 30 and increased by an amount equal to the percentage on the nominal amount meant in paragraph 1.a. of article 30 (as possibly adjusted on the basis of the provision of that article paragraph 1.c.) on the nominal amount after such amount has been increased by the premium reserve paid on their shares upon issue of the same, calculated for the period, commencing on the first day of the last completely expired financial year preceding the dissolution and ending on the day of the distribution on finance preference shares meant in this article, with the proviso that all dividends which haven been paid on the preference shares for this period shall be deducted from the distribution pursuant to this section;
a. in the first place, if possible, the holders of finance preference shares shall be paid the nominal amount paid on their finance preference shares, as well as the premium reserve paid on their shares upon issue of the same, increased by the shortfall in the payment under article 25 and increased by an amount equal to the percentage on the nominal amount meant in paragraph 1.a. of article 25 (as possibly adjusted on the basis of the provision of that article paragraph 1.c.) on the nominal amount after such amount has been increased by the premium reserve paid on their shares upon issue of the same, calculated for the period, commencing on the first day of the last completely expired financial year preceding the dissolution and ending on the day of the distribution on finance preference shares meant in this article, with the proviso that all dividends which haven been paid on the preference shares for this period shall be deducted from the distribution pursuant to this section;
b. the balance then remaining shall, be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.	b. the balance then remaining shall, be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.
4. The liquidation shall take place in accordance with the provisions of section 1 of Book 2 of the Civil Code.

CONSIGNMENT FUND. ARTICLE 44.	CONSIGNMENT FUND. ARTICLE 39.
The amounts due to shareholders or creditors, which have not been claimed within six months of the moment that the last distribution has been made payable, shall be deposited in the consignment fund.

[Additional columns below]

[Continued from above table, first column(s) repeated]

current articles of association	explanation

LIQUIDATION. ARTICLE 43.	This article is renumbered as a result of the abolition of the supervisory board.
1. In the event of dissolution of the company by virtue of a resolution of the general meeting, the members of the management board shall be charged with the liquidation of the business of the company, and the supervisory board with the supervision thereof.
This paragraph is amended as a result of the abolition of the supervisory board.
2. During liquidation, the provisions of the articles of association shall remain in force to the extent possible.

3. After payment of all liabilities and the costs of liquidation, the balance of the assets of the Company shall be divided as follows:	Renumbering.
  a. in the first place, if possible, the holders of finance preference shares shall be paid the nominal amount paid on their finance preference shares, as well as the premium reserve paid on their shares upon issue of the same, increased by the shortfall in the payment under article 30 and increased by an amount equal to the percentage on the nominal amount meant in paragraph 1.a. of article 30 (as possibly adjusted on the basis of the provision of that article paragraph 1.c.) on the nominal amount after such amount has been increased by the premium reserve paid on their shares upon issue of the same, calculated for the period, commencing on the first day of the last completely expired financial year preceding the dissolution and ending on the day of the distribution on finance preference shares meant in this article, with the proviso that all dividends which haven been paid on the preference shares for this period shall be deducted from the distribution pursuant to this section;

b. the balance then remaining shall, be distributed among the holders of ordinary shares in proportion to the number of ordinary shares held by each of them.
4. The liquidation shall take place in accordance with the provisions of section 1 of Book 2 of the Civil Code.

CONSIGNMENT FUND. ARTICLE 44.	This article is renumbered as a result of the abolition of the supervisory board.
The amounts due to shareholders or creditors, which have not been claimed within six months of the moment that the last distribution has been made payable, shall be deposited in the consignment fund.

BAAN COMPANY N.V.

BARNEVELD, THE NETHERLANDS

Annual Report for the period ended

August 31, 2000

CONTENTS

Report of the Management Board	i

Report of the Supervisory Board	v

Financial Statements

Consolidated Balance Sheet	6

Consolidated Income Statement	7

Consolidated Cash Flow Statement	8

Notes to the Consolidated Financial Statements	9

Corporate Balance Sheet	20

Corporate Income Statement	21

Notes to the Corporate Financial Statements	22

Other Information

Appropriation of Net Results	29

Auditors’ Report	30

The page number of the last page is	30

REPORT OF THE MANAGEMENT BOARD

Significant developments

      During the period under review, Baan Company N.V. (the Company) initiated a number of actions to alleviate its financial problems, as follows.

•	On March 12, 2000, the Company sold its minority interest in Meta4 for a net price of approximately $40 million. The Company realized a gain of approximately $22 million as a result of this transaction;

•	On March 31, 2000, the Company completed the sale of the CODA business for a selling price of approximately $49 million in cash resulting in a gain of approximately $23 million;

•	The restructuring program was continued and headcount was reduced by over 1,000 between December 31, 1999 and July 31, 2000. The 4,835 employees at December 1999 were reduced to 3,802 at July 31, 2000. By August 31, 2000, when the restructuring was accelerated at the request of Invensys, employee numbers were reduced by a further 239 to 3,563;

•	Development was focused on providing customer specific solutions in order to maintain the Baan relationship with its primary reference sites. Substantial effort was made in particular to meet the needs of Boeing (and other aerospace customers), and Komatsu (and other automotive customers);

•	Until May 2000, the Company continued to issue equity to investors and in particular concluded further contracts with Bear Stearns and Fletcher;

•	The Company initiated a search for an investor or an acquirer prior to the approach from Invensys and appointed an investment bank to find a suitable investor or acquirer.

Share offering

      On May 31, 2000, Invensys Holdings Limited (Invensys), a wholly-owned subsidiary of Invensys plc, announced a public offer in cash for all of the issued share capital of the Company. The price offered per issued share was €2.85 ($2.57), valuing all of the issued shared capital of the Company at €762 ($678.7) million. The offer document, making the offer for the issued shares, was published on June 14, 2000. On July 26, 2000, Invensys had received acceptances from approximately 75% of the Company’s shareholders. Invensys amended its offer for the shares of the Company by reducing the acceptance requirement from 95% of the issued shares to a simple majority and extended the time available to accept the offer to August 29, 2000. At the completion of the public offer, Invensys had acquired approximately 80% of the issued shares of the Company. Invensys currently holds approximately 82% of the issued shares of the Company.

Business, assets and liability transaction

      At the Extraordinary General Meeting of shareholders of the Company held on August 18, 2000, shareholders approved the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys, at a price of €762 ($678.7) million, which sales price will be adjusted upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 ($2.57) per share on liquidation of the Company, equaling the original offer by Invensys of €2.85 ($2.57) per share.

      This transaction was completed effectively on August 31, 2000. From that date, the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys. The trademark and products formerly operated by the Company and its subsidiaries are now run as a subdivision of Invensys Software Systems. The transaction also enabled Invensys to support and restructure the trading activities and to benefit from its 100% ownership of those activities. There have been no trading activities in the Company itself, since September 1, 2000.

-i-

      It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 ($2.57, gross and without interest) per share.

      Several factors outside the control of Invensys have affected the timing of the liquidation and the payment of the liquidation distribution to shareholders, however the intention remains to liquidate the Company. It is anticipated that at the general meeting of shareholders of the Company, intended to be convened for November 27, 2001, a resolution will be proposed to put the Company into liquidation.

Restructuring

      The restructuring program was continued from the 1999 financial year and headcount was reduced by over 1,000 between December 31, 1999 and July 31, 2000. The 4,835 employees at December 1999 were reduced to 3,802 at July 31, 2000.

      Following the acquisition by Invensys, in August 2000 a further restructuring commenced and provision was made for the total cost which amounts to $55.2 million. Only a small part of these costs had been expensed before the August 31 period end. The costs represent $28.5 million for headcount reduction, $ 16.3 million for break of lease contracts and premises becoming vacant and $10.4 million for write-down of tangible fixed assets. By August 31, 2000, when the restructuring had been accelerated, employee numbers were further reduced by a further 239 to 3,563.

Review of operations during the year and financial position at the end of the year

      During August 2000, the Company changed the fiscal year-end to August 31, so this annual report relates to the period as of January 1, 2000 until August 31, 2000.

      During the first two reported quarters of the year 2000, the position of the Company deteriorated rapidly, with losses on operations of $53 million reported in the first (March) quarter and $92 million in the second (June) quarter. The Company’s financial position was extensively covered in the press, and license sales fell to $26.4 million in the first quarter (1999 — $65 million), and then to $18 million (1999 — $54 million) for the second quarter. Renewals of software maintenance also fell.

      By the time of the Invensys offer on May 31, 2000, the position of the Company was very problematic, and by the time of the finalization of the offer, the Company had failed to meet the positive shareholders’ equity capitalization requirement of the Amsterdam Stock Exchange (currently Euronext Amsterdam), and the shares were about to be suspended under “special listing conditions”.

      During the period under review the Company launched a series of new e-Enterprise products, which were intended to reduce the dependence on Enterprise Resource Planning (ERP), the Company’s primary market area. At that time publicity surrounding the financial problems affected sales of the new products and nearly all sales made were to existing customers. Sales in the areas of Customer Relationship Management (CRM) and Supply Chain Management (SCM) failed to grow for similar reasons although these additional product lines in high growth market areas had been added through acquisition in previous periods.

      For the period ended August 31, 2000 the Company’s revenue and income after income taxes were approximately $232.6 million and $604 million, respectively, as compared with $619.1 million and ($311.4) million, respectively, for the year ended December 31, 1999.

Activities in the field of Research and Development

      During the first 8 months of 2000 the R&D activities of Baan Company were continued according to the plans made in earlier periods. The main projects in the area of ERP were:

•	Finishing Baan 5.0c including integrations with Supply Chain and Front Office;

•	Finalizing of ERP 5.1 for Boeing and preparation of the upgrade for Baan IV to ERP 5.1 at Boeing;

-ii-

•	Continuation of the design of ERP 5.2, which combines the functionality of 5.0c and 5.1 and adds new functionality.

      During the spring season of the year 2000, it was decided to concentrate the activities for the Operation Management part of ERP in The Netherlands.

      In the non-ERP areas several technologies were put together to constitute Baan OpenWorld, a line of business for Enterprise Application Integration. Moreover, Baan continued its investments in Supply Chain Software (in Quebec, Canada), in Logistics Software (Atlanta, Georgia) and CRM (in Golden, Colorado and Copenhagen in Denmark). Finally, Baan started a B2B-line of business called E-Enterprise.

      Towards the end of the period reported here, plans were developed to reduce the number of development locations for the development of localized versions of the Baan suite. However, these plans were not put into effect prior to August 31, 2000.

      Baan continued smaller skill, research and pre-development activities for Supply Chain collaboration and next generation Enterprise Application systems in Toronto (the so-called CAF, Collaboration Application Framework) and Nucleus.

Managing Directors and Supervisory Directors of the Company

      There was a change of management in January 2000 when the CEO (Mary Coleman) and CFO (Jim Mooney) resigned. Pierre Everaert temporarily stepped down as chairman of the Supervisory Board to become interim CEO.

      During the first quarter of 2000, John Barter and Koichi Nishimura resigned from their positions on the Supervisory Board to free up more time for professional commitments. Henk van den Breemen also resigned from the Supervisory Board during the first quarter of 2000 for health reasons. On August 18, 2000, a new Supervisory Board was elected and as a result Joop Janssen, William O. Grabe, David C. Hodgson and Hans Wortmann stepped back from their positions.

      At the August 2000 Extraordinary General Meeting of Shareholders, Bruce Henderson, Laurens van der Tang, Hans Wortmann, David Wyman, Christopher Besley and Tim Voak were elected to the Management Board. Christopher Besley and Tim Voak resigned at June 30, 2001, Bruce Henderson resigned at October 8, 2001.

      At the August 2000 Extraordinary General Meeting of Shareholders, Pierre Everaert, Robert Goudie, Kathleen O’Donovan, John Saunders, James Mueller and James Bays were elected to the Supervisory Board. James Mueller resigned at December 31, 2000 and James Bays resigned at March 31, 2001.

      Currently, the Managing Directors and Supervisory Directors of the Company, and their ages, are as follows.

Name	Age	Positions

Laurens van der Tang	35	Management Board Member

J.C. (Hans) Wortmann	51	Management Board Member

David S. Wyman	41	Management Board Member

Pierre J. Everaert(1)	61	Chairman of the Supervisory Board

Robert E. Goudie, Jr.	43	Supervisory Board Member

Kathleen E. O’Donovan(1)	44	Supervisory Board Member

John B. Saunders	58	Supervisory Board Member

(1)	Member of the Audit Committee.

      The Company qualifies for an exemption under Article 2:153 of the Netherlands Civil Code. The Netherlands Civil Code would — until September 1, 2000 — otherwise require the Company to adopt the so-called “structuurregime” for large companies (which would remove certain powers from the shareholders and place them with the Supervisory Board). As the Company has not voluntarily adopted the “structuurregime”,

-iii-

the power of the Extraordinary General Meeting of Shareholders is not diminished and the shareholders retain the power to appoint both the Supervisory and Management Boards. As of September 1, 2000, the Company no longer qualifies for adoption of the so-called “structuurregime”, as since the transfer of all assets and liabilities to Invensys on August 31, 2000, the Company no longer has a works council nor at least 100 employees in the Netherlands.

      Baan Company is listed on Euronext Amsterdam. On October 6, 2000, the Company was delisted from NASDAQ.

Barneveld, November 2, 2001

The Management Board

Laurens van der Tang

J.C. (Hans) Wortmann

David S. Wyman

-iv-

REPORT OF THE SUPERVISORY BOARD

To the shareholders of Baan Company N.V.

      The Board’s main achievement during the year was to find an enterprise that would enable the business of the Company to continue in order to support its loyal customers and its employees and maintain its software offering in the forefront of the market. It was also seen as essential to provide renewed confidence to the market that would enable new customers to buy the Company’s product and make a long term financial commitment to the installation. After careful evaluation of different alternatives, the only viable proposal and the best possible way to maximize shareholder value, before the Supervisory Board was for acquisition by Invensys plc:

•	Invensys has a technology backbone, which is akin to that in Baan, and this has enabled them to review the technological offerings with understanding and knowledge;

•	Invensys had the financial resources to meet Baan’s immediate needs at the date of acquisition;

•	They had the management expertise necessary to put in new financial systems and provide suitable controls and management guidance;

•	The Invensys offer was in the best interest of the shareholders when compared with the alternatives.

      Although it was difficult for the Board to accept the need to lose its independent status after nearly twenty years, the link with Invensys has turned out to have benefits for the ongoing Baan business and for the former customers and employees of the Company.

      The financial statements are presented for the period to August 31, 2000, a month after acquisition, because that was the date at which the Company sold its trading activities, business and assets, to Invensys. Subsequent financial periods prior to the planned liquidation discussed in more detail in the Report of the Management Board, will reflect only minimal trading activity. The Board met regularly with management throughout the period and was kept informed about the course of the business, its financial condition and the negotiations with Invensys. There are no members currently on the Supervisory Board who were members prior to August 18, 2000. Pierre Everaert had stepped down from his active duties on the Supervisory Board during the period of his appointment as interim CEO, which started January 4, 2000 and ended August 18, 2000.

      The auditors, Ernst & Young, who are also the auditors of Invensys plc, were appointed following the resignation of PricewaterhouseCoopers in November 2000. We give our thanks for their hard work to both firms of auditors. The auditors have issued an unqualified opinion, and we have approved those financial statements as presented. We recommend that you adopt these financial statements.

      We also thank the former members of this Supervisory Board. They were Joop P.M. Janssen, William O. Grabe, David C. Hodgson, James Mueller, Henk van den Breemen, Hans Wortmann, James Bays, Tim Voak and Christopher Besley.

      Finally we thank the whole of the Company’s former staff for their resilience and continuing service to customers during the difficult period preceding the acquisition, and upon their transition to the ongoing Baan business through the restructuring and regeneration that followed it. We are grateful to all of them and to our customers for their support.

Barneveld, November 2, 2001

On behalf of the Supervisory Board

Pierre J. Everaert
Chairman

-v-

CONSOLIDATED BALANCE SHEET

(After proposed appropriation of net results)
(In thousands)

	August 31, 2000			December 31, 1999

ASSETS

Fixed assets

Intangible fixed assets	$—	$		$64,563	$

Tangible fixed assets	—			104,566

Financial fixed assets	—			2,167

Total fixed assets			—			171,296

Current assets

Amounts receivable	—			180,080

Due from related parties	678,713			4,011

Other current assets	—			50,686

Marketable securities	—			60,921

Cash and banks	—			135,744

Total current assets			678,713			431,442

Total assets			678,713			602,738

LIABILITIES AND GROUP EQUITY

Group equity (deficit)			678,713			(7,760)

Long-term liabilities

Convertible subordinated notes	—			188,833

Long-term deferred revenue	—			15,069

Credit institutions	—			208

Due to related parties	—			25,874

Other	—			3,081

Total long-term liabilities			—			233,065

Current liabilities

Current portion of long-term debt	—			188

Deferred revenue	—			135,534

Accounts payable	—			66,460

Due to related parties	—			18,323

Other current liabilities	—			38,827

Accrued liabilities	—			118,101

Total current liabilities			—			377,433

Total liabilities and group equity			678,713			602,738

CONSOLIDATED INCOME STATEMENT

(In thousands, except per share amounts)

	January 1, 2000 –			January 1, 1999 –
	August 31, 2000			December 31, 1999

Net revenues

License revenue	$		$50,338	$		$192,884

Maintenance and service revenue			182,265			426,259

Total net revenues			232,603			619,143

Cost of revenues

Cost of license revenue		13,285			59,787

Write-down of capitalized software		—			43,105

Cost of maintenance and service revenue		160,505			332,091

Total cost of revenues			173,790			434,983

Gross margin			58,813			184,160

Operating and non-recurring expenses

Sales and marketing		106,112			172,412

Research and development		82,278			134,733

General and administrative		251,107			143,791

Asset write-downs		17,261			23,906

Restructuring and other non-recurring expenses		47,888			10,722

Total operating and non-recurring expenses			504,646			485,564

Operating income/(loss)			(445,833)			(301,404)

Interest income		(7,887)			(3,261)

Interest expense		9,924			9,456

Other expense		—			3,788

			2,037			9,983

Income/(loss) from operations before income tax			(447,870)			(311,387)

Provision for income taxes			8,066			—

Income/(loss) before extraordinary results			(455,936)			(311,387)

Extraordinary items		1,059,932			—

Income tax on extraordinary items		—			—

Extraordinary income/(loss) after tax			1,059,932			—

Net income/(loss)			603,996			(311,387)

Net income/(loss) per share:

Basic			2.43			(1.44)

Diluted			2.43			(1.44)

CONSOLIDATED CASH FLOW STATEMENT

(In thousands)

	January 1, 2000 –	January 1, 1999 –
	August 31, 2000	December 31, 1999

Cash flow from operations

Net income/(loss)	$603,996	$(311,387)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:

Extraordinary items	(1,059,932)	—

Depreciation and amortization	42,322	80,501

Provision for doubtful accounts	7,468	37,406

Asset write-downs	17,261	67,011

Unrealized loss on marketable securities	—	1,808

Loss on disposal of assets	—	4,546

Restructuring and other non-recurring expenses	(43,049)	—

Foreign currency transaction losses/(gains)	20,863	(27,710)

Changes in operating assets and liabilities, net of acquisitions and before transfer of assets and liabilities:

Accounts receivable	54,263	41,934

Other current assets	45,682	4,626

Accounts payable	(17,782)	(4,266)

Accrued liabilities	231,681	(43,250)

Other current liabilities	583	23,642

Deferred revenue	(56,126)	(14,841)

Net cash provided by/(used in) operating activities	(152,770)	(139,980)

Cash flow from investing activities

Fixed assets purchased, excluding capitalized software development costs	(8,028)	(10,343)

Fixed assets sold, excluding capitalized software development costs	(35,333)	5,611

Proceeds from sale of investments and subsidiaries	81,093	—

Increase in capitalized software development costs	(14,516)	(36,284)

Payment of acquisitions and investments, net of cash acquired	—	(15,093)

Purchases of marketable securities	—	(38,253)

Proceeds from maturities of marketable securities	60,291	1,526

Other	(18,493)	4,559

Net cash provided by/(used in) by investing activities	65,014	(88,277)

Cash flow from financing activities

Payments under short-term credit facilities	—	(234)

Receipts of long-term borrowings	34,110	(744)

Proceeds from issuance and subscription of common shares	3,791	160,656

Net cash provided by /(used in) financing activities	37,901	159,678

Effect of foreign currency exchange rates changes on cash and cash equivalents	(48,461)	(1,428)

Increase/(decrease) in cash and cash equivalents	(98,316)	(70,007)

Cash and cash equivalents at beginning of year	135,744	205,751

Cash and cash equivalents before the sale of assets/liabilities to Invensys	37,428	135,744

Gain on sale of assets/liabilities to Invensys	1,091,807	—

Realized accumulated translation adjustment	(77,633)	—

Proceeds from sale of assets/liabilities to Invensys	(678,713)	—

Assets/ Liabilities sold to Invensys (excluding cash)	(372,889)	—

Cash and cash equivalents at end of the year	—	135,744

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General

Introduction

      During the year 2000, the majority of shares in Baan Company N.V. (the Company) was acquired by Invensys Holdings Limited, London, United Kingdom, a wholly-owned subsidiary of Invensys plc, London, United Kingdom, the ultimate parent of the Company.

Transfer of business, assets and liabilities

      At the Extraordinary General Meeting of shareholders of the Company held on August 18, 2000, shareholders approved the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company, to Invensys. It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 ($2.57, gross and without interest) per share.

      Effective August 31, 2000, the sale and transfer were concluded. Consideration paid consists of an amount of €762 ($678.7) million, payable at August 31, 2000 plus or minus an adjustment. The adjustment will equal €762 ($678.7) million minus the total amount that otherwise would be distributed to shareholders upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 ($2.57) per share, on liquidation.

      The net gain realized on this transaction amounted to $1.092 billion and has been included in extraordinary items. Reference is made to the note on extraordinary items.

      As from August 31, 2000 the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys.

Change of year-end

      The Company changed its year-end from December 31 to August 31. As a result, the financial statements cover the 8 months period January 1, 2000 through August 31, 2000. The comparative data reported in these financial statements reflect the Company’s position as at December 31, 1999 and results for the year (12-months) then ended.

Summary of significant accounting policies

Basis of preparation

      The financial statements are stated in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP) and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code. As permitted by Section 402, Book 2 of The Netherlands Civil Code, a condensed income statement is presented as part of the corporate financial statements of the Company.

Principles of consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its group companies. Reference is made to Notes to the corporate financial statements for information regarding consolidated subsidiaries. Inter-company transactions and balances, and unrealized profits on inter-company transactions, are eliminated on consolidation.

      The results of group companies acquired are included from the date of acquisition and for group companies sold, up to the date of disposal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign exchange and derivative financial instruments

      Assets and liabilities of the Company’s foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a monthly basis at the average rates of exchange prevailing during the month. The adjustment resulting from translating the financial statements of the Company’s foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders’ equity. Also, included in shareholders’ equity are the effects of exchange rate changes on inter-company transactions of a long-term nature. Foreign currency transaction gains and losses are included in general and administrative expenses in the accompanying income statement.

Balance sheet

Intangible fixed assets

      Intangible fixed assets represented the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. The Company evaluated the net realizable value of its intangible fixed assets whenever events or changes in circumstances indicated that the book value of an asset might not be fully recoverable. When such an event occurred the Company estimated the future cash flows expected to result from the use of the asset. If the expected future cash flows were less than the book value of the asset, an impairment loss was recognized based on the estimated future cash flows.

      Amortization of such assets was provided on the straight-line method over the following estimated useful lives:

•	Goodwill	8 years
•	Customer lists	5 years
•	Assembled workforce	7 years

Tangible assets

      Tangible fixed assets were stated at cost. Depreciation of such assets was provided on the straight-line method over the following estimated useful lives:

•	Buildings and leasehold improvements	5-7 years
•	Other operating assets	3-5 years
•	Software development costs	3 years

      Costs related to research, design and development of computer software were expensed as incurred. Certain software development costs related to completion of internally developed products were capitalized at the point that technological feasibility was established, normally at the completion of a detailed program design. These costs were amortized on a product-by-product basis. The annual amortization expense was the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product was available for general release to customers. Estimated lives were revised when new projects or product enhancements that affect product lives were completed. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized amounts required a significant amount of judgment by management in assessing such factors as future revenues, product lives and economic changes in the Company’s marketplace. The Company evaluated the net realizable value of its capitalized software development costs at each balance sheet date.

Financial fixed assets

      Investments in companies in which the Company has significant influence are accounted for under the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Companies in which the Company did not have significant influence were carried at cost less a provision for any permanent diminution in value. Dividends were recorded when declared.

Accounts receivables

      Accounts receivable are stated at nominal value net of allowance for doubtful accounts, when deemed necessary.

Marketable securities

      Debt securities that the Company did have both the positive intent and ability to hold to maturity are carried at amortized costs. Debt securities that the Company did not have the positive intent and ability to hold to maturity and all marketable equity securities were classified as securities available-for-sale and were carried at fair value.

      Management determined the proper classifications of debt and marketable equity securities at the time of purchase and reevaluated such designations as of each balance sheet date. By policy, the Company’s investments were primarily in short-term notes.

Cash and banks

      The Company considered investments in highly liquid debt instruments with insignificant interest rate risk and maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximated their fair value based on quoted market prices.

Taxation

      Deferred taxation was provided, using the liability method, for all timing differences between tax and financial reporting, principally regarding depreciation and pension costs. Deferred tax assets arising from tax loss carry forwards were only recognized if recovery is reasonably certain.

Income statement

Revenue recognition

      License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. License and hardware revenue is recognized upon delivery of the software license if the Company has persuasive evidence that an agreement is in place, the license fee is fixed or determinable, and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded subject to the conditions noted above, and a sale by such partners to end-users. Delivery is further defined in certain contracts as delivery of the product master or first copy for non-cancelable product licensing arrangements under which the customer has certain software reproduction rights. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance period, which is typically twelve months. Payments for maintenance fees are generally made in advance and are non-refundable. Service revenue from consulting and training is billed separately and is recognized as the services are performed. Revenues from software contracts requiring products customization or service contracts containing fixed-price arrangements are recorded under contract accounting on a percent-of-completion basis.

Expenses

      Costs and expenses are allocated to the year to which they relate. Losses are accounted for in the year in which they are identified. Research and development expenditure, except for certain software development costs as discussed, is written off as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash flow statement

      The consolidated cash flow statement is prepared using the indirect method. Cash consists of current (including short-term deposit) accounts with banks and cash in hand. Cash equivalents consist principally of investments in certificates of deposits with approved financial institutions, commercial paper and other specific money market instruments of similar liquidity and credit quality. Payments of interest and income taxes are included in cash flows from operating activities.

Intangible fixed assets

      Intangible fixed assets consist of the following.

		Customer	Assembled
	Goodwill	lists	workforce	Total

	(in thousands)

Net book value at December 31, 1999	$56,212	$229	$8,122	$64,563

Purchases and additions	684	—	—	684

Disposals and write-downs	(49,086)	(90)	(7,187)	(56,363)

Amortization	(7,610)	(124)	(886)	(8,620)

Foreign exchange difference	(200)	(15)	(49)	(264)

Net book value at August 31, 2000	—	—	—	—

Total accumulated amortization	—	—	—	—

At costs	—	—	—	—

      With regard to disposals, reference is made to the General note on the transfer of business, assets and liabilities.

Tangible fixed assets

      Tangible fixed assets consist of the following.

	Buildings
	and	Other	Software
	leasehold	operating	development
	improvements	assets	costs	Total

	(in thousands)

Net book value at December 31, 1999	$7,697	$29,648	$67,221	$104,566

Purchases and additions	749	6,595	—	7,344

Disposals and write-downs	(6,793)	(23,041)	(61,329)	(91,163)

Capitalization	32	390	14,094	14,516

Depreciation/amortization	(1,417)	(12,409)	(19,876)	(33,702)

Foreign exchange difference	(268)	(1,183)	(110)	(1,561)

Net book value at August 31, 2000	—	—	—	—

Total accumulated depreciation	—	—	—	—

At cost	—	—	—	—

      The write-downs of tangible fixed assets relate to the restructuring of the Company. Refer to section Non-recurring activities.

      With regard to disposals, reference is made to the General note on the transfer of business, assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial fixed assets

      Financial fixed assets consist of the following.

	Participating
	interests	Other	Total

	(in thousands)

Net book value at December 31, 1999	$1,060	$1,107	$2,167

Disposals and write-downs	(1,060)	(1,107)	(2,167)

Net book value at August 31, 2000	—	—	—

      Participating interests related to companies in which the Company does not have significant influence.

      The other financial fixed assets represented the long-term portion of costs incurred in connection with the issuance of the convertible subordinated notes. These debt issuance costs were being amortized on a straight-line basis to interest expense over the term of the notes.

      With regard to disposals, reference is made to the General note on the transfer of business, assets and liabilities.

Due from related parties

      The amounts receivable of €762 ($678.7) million as per August 31, 2000 pertain to the transfer of business, assets and liabilities as described under the General note on the transfer of business, assets and liabilities. As per September 1, 2000 a loan agreement has been entered into with Invensys plc, carrying interest per annum of 1 month Euribor plus 0.20%. The loan is repayable at call of the Company.

      In view of their short-term nature, the fair values of financial instruments included in receivables approximate their carrying amounts.

Group equity

      Reference is made to the Notes to the corporate financial statements on shareholders’ equity.

Long-term liabilities

	August 31,	December 31,
	2000	1999

	(In thousands)

Convertible subordinated notes, 4.5%, due December 15, 2001	$—	$188,833

Long-term deferred revenue	—	15,069

Credit institutions	—	396

Due to related parties	—	25,874

Other	—	3,081

	—	233,253

Less current portion	—	(188)

	—	233,065

      In December 1996, the Company issued $175 million of 4.5% unsecured convertible subordinated notes (notes) pursuant to an indenture dated as of December 15, 1996 (indenture). The notes are convertible into the Company’s common shares at any time after the 90th day following the last original issue date of the notes at a conversion price of $22.00 per share. The notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued another $25 million of notes under the same terms and conditions. The notes are subordinated in right of payment of all existing and future senior indebtedness (as defined in the indenture) of the Company. As of December 31, 1999, $11.2 million of notes had been converted to common shares.

      During March 2000, the Company reached agreements with certain holders of its 4.5% convertible subordinated notes due 2001 (the notes) under which some of the notes were exchanged for shares at a price that was lower than the conversion price provided in the notes. The Company also temporarily lowered the conversion price (originally $22.00 per Share) to $6.25 per share for its remaining notes for a 61-day period, which ended on May 29, 2000. As a result, a total of $50.3 million aggregate principal amount of notes were either converted into or exchanged for shares during this period, resulting in the issuance of approximately 8 million shares.

      Following the transfer of business, assets and liabilities, there are no maturities subsequent to year-end. Reference is made to the General note on the transfer of business, assets and liabilities. However, with respect to the performance and observance of the covenants providing for the conversion rights of the indenture (remaining balance of $137 million), such covenants are still applicable to the Company.

      Costs of $5,655,000 incurred in connection with issuing the notes were capitalized and were amortized on a straight-line basis to interest expense over the term of the notes. This related to capitalized issuance costs included in both financial fixed assets and other current assets.

Commitments and contingencies

Litigation

      The Company and its former subsidiaries are party to legal proceedings from time to time, which may include claims by customers, suppliers, other vendors, resellers and former employees. A number of cases are still active and outstanding.

      The Company itself is named as a defendant in a number of the remaining active cases. Three of these cases are shareholder suits. Two other cases are brought by a supplier of corporate advisory services and by a former distributor of the Company’s products in the Middle East.

      The first of the shareholder suits is a purported class action commenced in October 1998, in the United States District Court for the District of Columbia, Salerno v. Baan Company N.V. et al. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company violated certain of the US securities laws by making purportedly false and misleading statements about the Company’s operations from in or around the end of January 1997 through mid October 1998. The several actions have been consolidated and lead plaintiffs and counsel have been named. On June 21, 2000, the court dismissed for lack of subject matter jurisdiction the claims of those plaintiffs who neither reside in the United States nor made their stock purchases in the United States, and the litigation is proceeding with respect to the remaining claims. On or about June 12, 2001, the plaintiffs have moved to certify a plaintiff class including (subject to certain exceptions) of all persons or entities who purchased or otherwise acquired securities of the Company between January 28, 1997 and October 12, 1998, who are current residents of the United States, were residents of the United States at the time of such purchase, or purchased such securities within the United States, including securities purchased on the NASDAQ National Market System. The briefing on that motion has not been completed.

      In September 1999, the Company and certain of its then current or former officers and directors were named as defendants in a separate lawsuit, entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Georgia. The complaint asserts purported claims for breach of contract, violation of certain of the US securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation, all in connection with the Company’s acquisition in September 1998 of CAPS Logistics, Inc. (CAPS). The plaintiffs who are three of the four selling shareholders, allege that certain of the Company’s public financial reports allegedly relied upon by the plaintiffs in connection with the transaction were materially false and misleading, that certain of the Company’s officers made materially

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

false and misleading statements to one or more of the plaintiffs during the negotiations leading to the acquisition, and that the Company did not comply with certain representations and warranties in the merger agreement. Plaintiffs seek rescission of the Company’s purchase of CAPS and return of CAPS to the plaintiffs, and unspecified economic damages. On September 29, 2000, the Court dismissed certain of the claims asserted under the U.S. securities laws, and the remaining securities law claims and other claims are proceeding.

      In December 2000, several individuals and entities commenced an action against the Company and certain of its former officers and records in Arnhem, District Court in the Netherlands, Stichting De Keursteen vs Baan Company N.V. The plaintiffs claim to have acquired shares of the Company between May 1, 1995, and September 1999 and allege that the defendants made certain incorrect and misleading statements and engaged in incorrect financial reporting, as a result of which the plaintiffs allegedly paid artificially inflated amounts for shares they purchased. Plaintiffs seek damages in the amount of NLG 31.6 million ($12.9 million).

      Best efforts have been made to assess the Company’s contingent liability for damages, legal and other costs arising from litigation. Any litigation involves potential risk and potentially significant costs. There can be no assurance therefore, that any litigation that is now pending or which may arise in the future will not have a material adverse effect.

      Under the Assets Transfer Agreement, Invensys has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. Management is confident that Invensys has the resources to fulfil the obligations under this agreement. Consequently, the Company carries no accruals or provisions in its balance sheet as at August 31, 2000. As of December 31, 1999, the Company had recorded accruals of $34 million with respect to pending legal claims.

Segment information

      The Company is primarily geographically organized and managed. The identified regions include Europe/ Middle East/ Africa (EMEA), Americas, and Asia/ Pacific (APAC). The following table presents geographical segmentation per region in the period ended August 31, 2000.

				Non-
	EMEA	Americas	APAC	Allocated	Total

	(in thousands)

Total Revenues	$110,391	$104,006	$18,206	$—	$232,603

Cost of Revenues	107,050	62,723	11,211	(7,194)	173,790

Depreciation/amortization	2,811	9,303	1,277	28,931	42,322

Other operating cost	170,032	177,096	36,288	78,908	462,324

Total operating expenses	279,893	249,122	48,776	100,645	678,436

Operating income/(loss)	(169,502)	(145,116)	(30,570)	(100,645)	(445,833)

Interest income				7,887	7,887

Interest expense				9,924	9,924

Income taxes				8,066	8,066

Extraordinary income				1,059,932	1,059,932

Net income/(loss)	(169,502)	(145,116)	(30,570)	949,184	603,996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents geographical segmentation per region in the period ended December 31, 1999.

				Non-
	EMEA	Americas	APAC	Allocated	Total

	(in thousands)

Total Revenues	$309,881	$262,623	$46,377	$262	$619,143

Cost of Revenues	197,963	179,045	26,479	31,496	434,983

Depreciation/amortization	5,148	12,536	3,621	57,846	79,151

Other operating cost	158,908	165,646	33,444	48,415	406,413

Total operating expenses	362,019	357,227	63,544	137,757	920,547

Operating income/(loss)	(52,138)	(94,604)	(17,167)	(137,495)	(301,104)

Interest income				3,261	3,261

Interest expense				9,456	9,456

Other expense				3,788	3,788

Net income/(loss)	(52,138)	(94,604)	(17,167)	(147,478)	(311,387)

Personnel information

Wages and salary information

      Wages and salary information is as follows:

	January 1, 2000 –	January 1, 1999 –
	August 31, 2000	December 31, 1999

	(In thousands)

Wages and salaries	$178,909	$314,446

Social security costs	20,100	35,189

Pension costs	3,754	7,214

Total	202,763	356,849

Average number of personnel

      The average number of personnel employed during the year was:

	January 1, 2000 –	January 1, 1999 –
	August 31, 2000	December 31, 1999

Research and development	1,612	1,611

Sales and marketing	660	867

Billable services	1,652	1,911

Finance and general administration	390	393

Total	4,314	4,782

Non-recurring activities

      During the fourth quarter of 1999, the Company undertook a reorganization following a shift to an integrated products and e-Fulfillment strategy. Consequently, non-recurring charges of $77.7 million were recorded in 1999. These charges include: $23.9 million for write-downs of goodwill and other tangible and intangible assets; $43.1 million for write-downs of capitalized software development costs; and $10.7 million for other costs including a 4% worldwide headcount reduction and the closing of 14 branch offices. Approximately $10.1 million of these non-recurring charges were accrued at December 31, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In August 2000 a further restructuring has been decided upon, the total cost of which amounts to $55.2 million. These cost represent $28.5 million for headcount reduction, $16.3 million for break of lease contracts and premises becoming vacant and $10.4 million for write-down of tangible fixed assets.

Extraordinary items

      Extraordinary items include the following.

•	The income resulting from the Assets Transfer Agreement, amounting to $1.092 billion, calculated based on the selling price of €762 ($679) million plus the Company’s total shareholders’ equity deficit of $423 million immediate prior to the transfer, less an amount of $10 million paid to Fletcher International Limited (Fletcher) in exchange for extinguishing its unexercised rights to purchase shares in the Company;

•	Following the sale and transfer of assets and liabilities to Invensys, the accumulated translation adjustment amounted to $(77.6) million has been realized and accordingly been released to the income statement;

•	The net gain realized on the sale of the CODA business. On March 31, 2000, the Company completed the sale of the CODA business for a selling price of approximately $49 million in cash resulting in a gain of approximately $23 million;

•	The net gain realized on the sale of the minority interest in Meta4 Software M.S., S.A., Spain (Meta4). On March 12, 2000, the Company sold its minority interest in Meta4 for a net price of approximately $40 million. The Company realized a gain of approximately $22 million as a result of this transaction.

Income taxes

      Immediately prior to the August 31, 2000 transaction with Invensys, whereby the whole of the business of the Company was transferred and sold to Invensys, the Company had significant operating losses generated in various countries totaling approximately $378 million. An amount of $89 million, $79 million and $198 million was generated in The Netherlands, Germany and the United States, respectively. The Netherlands and Germany net operating losses could be carried forward indefinitely to offset future taxable income. The net operating losses in the United States expire in 2004 or later. For tax loss carry forwards, no deferred tax asset was recognized, since (the timing of) its recoverability could not be reasonably assessed. Hence, the Company had established a full valuation allowance for these losses, which in addition to different foreign tax rates, is the primary reason for the effective tax rate of (2)% (1999: 0%), as opposed to the expected tax rate of approximately 35%.

      On August 31, 2000, the Company concluded an agreement with the Dutch tax authorities on its tax position including the transaction with Invensys, as a result of which no Dutch tax loss carry forwards exist at year-end. The terms and conditions of this agreement have been reflected in the financial statements, where appropriate.

      Following the August 31, 2000 transaction with Invensys, the Company does not have any tax loss carry forwards anymore at year-end.

      During 1997, the Company made use of a facility for a reduced tax rate on certain of its qualifying income, which included net interest income from inter-company loans, and for money held on the convertible debt, and on royalties from direct license revenue of NLG 39 million ($15.8 million). The facility has become subject of a review by the European Commission. Currently, management does not consider the review will result in any material tax liability to the Company. If a liability will arise, it would be fulfilled by Invensys under the Asset Transfer Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company was parent of a fiscal unity with certain of its wholly-owned Dutch subsidiaries. As a result, the Company and these subsidiaries have a joint and several liability for income tax liabilities of the fiscal unity, taken as a whole, arising from the period of the fiscal unity. Currently, the Company heads a fiscal unity with its sole wholly-owned subsidiary, Baan Software B.V. At year-end, the latter became dormant.

      Under the Assets Transfer Agreement, Invensys has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. Management is confident that Invensys has the resources to fulfill the obligations under this agreement. Consequently, the Company carries no tax accruals or provisions in its balance sheet as at August 31, 2000.

Transactions with related parties

      Jan Baan, formerly Chief Executive Officer and a Managing Director of the Company, and J.G. Paul Baan, formerly a Supervisory director of the Company, and the Company’s founders, effectively controlled a Netherlands limited liability company called Vanenburg Group BV (VG) during the financial period to August 31, 2000. As reported in the 1999 financial statements, VG had advised that it owned approximately 20% of the Company’s outstanding common shares as of April 9, 1999.

      On May 31, 2000 VG, Jan and Paul Baan, and other formerly related parties sold all the shares they held in the Company to Invensys. At August 31, 2000, VG, Jan and Paul Baan and other formerly related parties did not own any shares in the Company.

      Substantial volumes of transactions between VG and the Company have taken place in previous periods, which have required disclosure in previous years’ financial statements. In the current period, the management believes all transactions were entered into in the normal course of business and have been entered into on terms, which are similar to those that would have been obtained from unrelated third parties.

      A number of transactions between VG and the Company arose from VG’s ownership of Vanenburg Business Systems (VBS). VBS owns approximately 14 software distribution companies in Europe and the Americas and traded as a reseller of Baan and compatible products under a Software Reseller Agreement and certain other agreements. The Company’s rationale for using VG’s reselling capability, as well as those of other resellers with which it had reseller agreements, was to more fully address mid-market customers, which were not economically served by its own direct channels.

      Revenues from VG during the 8 months period were $ 9.6 million (1999 year: $2.0 million). The balance due to the Company from VBS and other VG subsidiaries was $nil million at August 31, 2000 (December 31, 1999: $40.2 million).

      In March 1999, the Company entered into a development agreement with a wholly-owned subsidiary of VG, Hiscom B.V. Under the agreement, the VG subsidiary agreed to pay the Company $5 million as a one-time development fee for perpetual use of the then-existing version of the licensed Baan technology, and $1 million representing annual upgrade fees of $0.5 million over each of the next two years for any enhancements to the licensed technology. An independent valuation and Baan Supervisory Board approval were received. The $5 million development fee and $1 million upgrade fees are being recognized ratably over the two-year life of the contract.

      In September 1999, the Company entered into an agreement with VG under which it acquired intellectual property, employees and other items for $28.8 million payable in 16 equal installments over sixteen quarters beginning in the fourth quarter of 1999. Under the same contract it licensed certain intellectual property it acquired back to VG.

      The assets acquired included:

•	The intellectual property assets and workforce from B.A. Intelligence Networks, Ltd. (BAIN), a developer of Product Data Management (PDM) extensions to Baan ERP;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The intellectual property assets of Vanenburg Business Innovations B.V. (Triach), a developer of Dynamic Enterprise Models, and

•	GMG Global Maintenance Group Ltd., then a wholly-owned VG subsidiary incorporated in Israel that provides support for Baan products as well as other services.

      Payment under this agreement was accelerated and following the first payment of $1.8 million in June 2000, a final payment of $24 million was made under this agreement by Invensys plc on August 10, 2000.

Per share information

      Basic net income (loss) per share is determined by dividing the net income/(loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The computation for net income/(loss) per share excludes any anti-dilutive common equivalent shares.

      The following table sets for the computation of basis and diluted net income/(loss) per share for the years ended August 31, 2000 and December 31, 1999 (in thousands, except per share amounts).

	January 1, 2000 –	January 1, 1999 –
	August 31, 2000	December 31, 1999

Numerator:

Net income/(loss)	$603,996	$(311,387)

Denominator:
Denominator for basic income (loss) per share —

Weighted average shares	248,565	215,760

Common equivalent shares	—	—

Adjusted weighted average shares and assumed conversions	248,565	215,760

Basic income/(loss) per share	2.43	(1.44)

Diluted income/(loss) per share	2.43	(1.44)

      At August 31, 2000 and December 31, 1999, 6,245,000 and 8,583,000 respectively, shares issuable upon conversion of the Company’s convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. At August 31, 2000 and December 31, 1999 all common equivalent shares related to employee stock options, respectively, were excluded from the computation of diluted earnings per share because the effect was anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CORPORATE BALANCE SHEET

(After proposed appropriation of net results)
(In thousands)

	August 31, 2000			December 31, 1999

ASSETS

Fixed assets

Intangible fixed assets	$—	$		$64,381	$

Tangible fixed assets	—			33,767

Financial fixed assets	—			127,756

Total fixed assets			—			225,904

Current assets

Due from related parties	678,713			4,011

Other current assets	—			36,407

Marketable securities	—			60,891

Cash and bankers	—			78,447

Total current assets			678,713			179,756

Total assets			678,713			405,660

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity

Share capital	$7,840	$		$6,657	$

Subscribed capital	—			109,900

Additional paid-in capital	613,525			450,726

Accumulated translation adjustment	—			(28,395)

Retained earnings (deficit)	57,348			(546,648)

Total shareholders’ equity (deficit)			678,713			(7,760)

Long-term liabilities

Convertible subordinated notes	—			188,833

Due to group companies	—			13,065

Due to related parties	—			25,874

Total long-term liabilities			—			227,772

Current liabilities

Due to group companies	—			105,270

Due to related parties	—			17,887

Other current liabilities	—			62,491

Total current liabilities			—			185,648

Total liabilities and shareholders’ equity			678,713			405,660

CORPORATE INCOME STATEMENT

(In thousands)

	January 1, 2000 –	January 1, 1999 –
	August 31, 2000	December 31, 1999

Net income/(loss) from group companies and participating interests after taxes	$(370,620)	$(278,319)

Other income/(loss) after taxes	974,616	(33,068)

Net income/(loss)	603,996	(311,387)

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

Significant accounting policies

      The accounting policies are the same as those described in Notes to the Consolidated Financial Statements.

Intangible fixed assets

      Intangible fixed assets consist of the following.

(In thousands)

Net book value at December 31, 1999	$64,381

Purchases and additions	—

Disposals and write-downs	(55,537)

Amortization	(8,625)

Foreign exchange difference	(219)

Net book value at August 31, 2000	—

Total accumulated amortization	—

At cost	—

      With regard to disposals, reference is made to the General note on the transfer of business, assets and liabilities.

Tangible fixed assets

      Tangible fixed assets consist of the following.

	Other
	operating	Software
	assets	development costs	Total

	(in thousands)

Net book value at December 31, 1999	$1,706	$32,061	$33,767

Disposals and write-downs	(719)	(23,812)	(24,531)

Depreciation/amortization	(987)	(8,249)	(9,236)

Net book value at August 31, 2000	—	—	—

Total accumulated depreciation	—	—	—

At cost	—	—	—

      With regard to disposals, reference is made to the General note on the transfer of business, assets and liabilities.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — Continued

Financial fixed assets

      Financial fixed assets consist of the following.

	Group companies
			Participating
	Investments	Loans	interests	Other	Total

	(in thousands)

Balance at December 31, 1999	$(329,106)	$454,695	$1,060	$1,107	$127,756

Purchases and additions	72,312	218,625	—	—	290,937

Repayments	—	(136,752)	—	—	(136,752)

Disposals and Write-downs	644,428	(503,374)	(1,060)	(1,107)	138,887

Share of net result	(370,620)	—	—	—	(370,620)

Foreign exchange differences	(17,014)	(33,194)	—	—	(50,208)

Balance at August 31, 2000	—	—	—	—	—

      Participating interests relate to companies in which the Company does not have significant influence and are carried at cost or estimated realizable value, if less. With regard to disposals, reference is made to the General note on the transfer of business, assets and liabilities. At year-end the Company has only one wholly-owned subsidiary, Baan Software B.V., which has a net equity value of nil and is dormant.

      Currently, for local legal reasons, the transfer of the legal ownership of certain former subsidiary companies has not been completed.

Shareholders’ equity

			Additional	Accumulated
	Share	Subscribed	paid-in	translation	Retained
	capital	capital	capital	adjustment	earnings	Total

	(in thousands)

Balance at December 31, 1999	$6,657	$109,900	$450,726	$(28,395)	$(546,648)	$(7,760)

Issuance of common shares	180	—	19,053	—	—	19,233

Net result 2000	—	—	—	—	603,996	603,996

Stock subscription	794	(94,458)	93,664	—	—	—

Repayment of Subscribed capital	—	(15,442)	—	—	—	(15,442)

Conversion of convertible notes into common shares	209	—	50,082	—	—	50,291

Currency translation adjustment	—	—	—	(49,238)	—	(49,238)

Release of accumulated translation adjustment	—	—	—	77,633	—	77,633

Balance at August 31, 2000	7,840	—	613,525	—	57,348	678,713

Share capital

      The authorized capital consists of 700 million shares with a par value of NLG 0.06 at both August 31, 2000 and December 31, 1999. The actual number of shares issued amounts to 267,338,018 and 220,671,146 at August 31, 2000 and December 31, 1999, respectively. As of December 31, 1999, the par value of issued shares in Dutch guilders was NLG 13.2 million which translated at the year-end exchange rate of NLG 2.19 = $1 is $6.0 million. At August 31, 2000, the par value of issued shares in Dutch guilders was NLG 16 million which translated at the year-end exchange rate of NLG 2.44 = $1 is $6.6 million. The share capital is stated at historical rates.

      During March 2000, the Company reached agreements with certain holders of its 4.5% convertible subordinated notes due 2001 (the notes) under which some of the notes were exchanged for shares at a price

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — Continued

that was lower than the conversion price provided in the notes. The Company also temporarily lowered the conversion price (originally $22.00 per Share) to $6.25 per share for its remaining notes for a 61-day period, which ended on May 29, 2000. As a result, a total of $50.3 million aggregate principal amount of notes were either converted into or exchanged for shares during this period, resulting in the issuance of approximately 8 million shares.

      On March 29, 2000, the Company entered into an equity Put Option Agreement with Bear, Stearns International Limited (Bear Stearns) under which the Company had the right to request Bear Stearns to purchase up to €150.0 ($135.3) million worth of shares over an 18-month period based on the market price for the shares, subject to volume and minimum price limitations. As consideration for entering into the Put Option Agreement, the Company issued 1.5 million shares to Bear Stearns at par value (NLG 0.06). Under this agreement, the Company received €17.8 ($16.1) million from Bear Stearns, before the offer and subsequent take over by Invensys offer made it ineffective.

      At the Extraordinary General Meeting of Shareholders held on March 18, 1999, the shareholders voted to amend the Company’s Articles of Association to permit the issuance of preferred shares. The holders of preference shares, if issued, would have a right to receive dividend payments on their shares equal to a percentage of the nominal value of said preference shares increased by the possible share premium payments on those shares (calculated in accordance with Article 30 of the Articles of Association) before any dividend can be distributed to the holders of ordinary shares. Any shortfall in dividend payment in previous years will be remedied in the year(s) in which profits allow such remedy. In addition, the holders of preference share, if issued, would have certain preferential rights if the Company were liquidated. The finance preference shares can, if so desired, be divided into series of shares. No share certificates would be issued with respect to preference shares. The Company has agreed that at no time will it issue preference shares in the aggregate amount greater than 30% of the total issued and outstanding common shares of the Company. No preference shares have been issued to date.

Subscribed capital

      During 1998 and 1999, Fletcher paid to the Company $75 million and $135 million, respectively, in exchange for subscription to common shares to be purchased during the period August 1, 1999 to December 31, 2001 inclusive. The number of common shares and the price per share were calculated by reference to market price when shares were purchased. During 2000 the subscripted capital for an amount of $94.5 million was transferred into share capital at an average rate of $3.01 per share.

      In connection with the Invensys tender offer, the Company and Fletcher entered into and completed a Termination and Standstill Agreement on May 29, 2000. Under the terms of this agreement, Fletcher sold the Company 8,121,236 shares at the U.S. dollar equivalent price of the Invensys Offer Price of €2.85 ($2.57) per share (which the Company then assigned to Invensys). Further, the Company paid Fletcher the sum of (a) $10 million in exchange for extinguishing its unexercised rights (there being up to $215 million in such unexercised rights) and (b) $16,882,763 (including interest) in repayment of monies advanced to the Company, but not converted into shares (total of approximately $15 million).

Accumulated translation adjustment

      Following the sale and transfer of assets and liabilities to Invensys, the accumulated translation adjustment amounted to $(77.6) million has been realized and accordingly been released to the income statement and included in extraordinary items.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — Continued

Stock based compensation

1993 Stock Plan

      In December 1993, shareholders approved the 1993 Stock Plan. Through this Plan and subsequent amendments, the Company has reserved a total of 47,000,000 common shares for grant thereunder to eligible participants. The shares may have been either authorized but unissued or reacquired common stock. The number of common shares covered under the plan would have been proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration. As of December 31, 1999 and August 31, 2000, 8,621,114 and 11,850,314 common shares, respectively, remained available for grant.

      Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto would become available for future grant under the plan. The term of each option would not exceed a period of ten years from the grant date and each option generally vested over four years. The plan expires in 2003. The plan’s administrator determined the exercise price.

      As a consequence of past acquisitions, the Company did assume the outstanding options under the stock option plans of acquired companies.

      Option activity under the Stock plan was as follows:

	Outstanding	Weighted
	number of	average price
	options	per option

Balance at December 31,1999	16,064,000	$12.36

Granted	4,665,250	$6.33

Exercised	(397,132)	$2.40

Canceled or expired	(7,287,450)	$11.70

Balance at August 31, 2000	13,044,668	$10.88

      As of August 31, 2000 and December 31, 1999, stock options under the Stock Plan were exercisable for 5,714,450 and 8,131,370 common shares, respectively.

      All outstanding rights have automatically been terminated as per the terms of the Stock Plan with regard to ‘a proposed dissolution or liquidation of the Company (Article 11b)’ following the resolution of the Management Board subsequent to year-end to make a proposal to the shareholders to put the Company into liquidation. Therefore, currently no outstanding rights exist under this plan.

1995 Director plan

      In March 1995, the Company adopted the 1995 Director Stock Option Plan (Director plan). Under the terms of the Director plan, each person who became a member of the Supervisory Board on or after July 1, 1995 would automatically be granted an option to purchase 50,000 common shares, except that the elected chairman of the Supervisory Board would be granted an option to purchase 65,000 shares on the date on which the person first becomes a member of the Supervisory Board; provided, however, that no option would be granted to a member of the Supervisory Board who, immediately prior to becoming a member of the Supervisory Board, was a member of the Board of Directors. Initial Option grants vested in four equal annual installments of 25% per year. All options did have a term of five years and were to be granted at fair market value at the date of grant. Following the transfer of the assets and liabilities of the Company to Invensys, all options granted became exercisable immediately. The directors did not exercise their rights. The Company did reserve a total of 1,600,000 common shares for grant under the Director plan.

      Directors appointed by the Extraordinary General Shareholders Meeting held on August 18, 2000, were not granted options under this plan.

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — Continued

      Option activity under the Director plan was as follows:

	Outstanding	Weighted
	number of	average price
	options	per option

Balance at December 31,1999	607,000	$10.31

Granted	62,500	$5.13

Canceled or expired	(490,500)	$9,64

Balance at August 31, 2000	179,000	$10.34

      As of August 31, 2000, all outstanding options under the Director plan are exercisable.

Guarantees

      Under the provision of section 403, Book 2 of the Netherlands Civil Code, the Company has given guarantees in respect of its subsidiary, Baan Software B.V., Barneveld, the Netherlands.

Remuneration of the Managing and Supervisory Directors

      Remuneration (including pension costs) of current and former Managing and Supervisory Directors, as elected to the respective boards, by shareholders, amounted to:

	January 1, 2000–	January 1, 1999–
	August 31, 2000	December 31, 1999

Managing Directors	$2,681,000	$2,488,000

Supervisory Directors	150,000	584,000

	2,831,000	3,072,000

Consolidated subsidiaries

Consolidated subsidiaries are:

-Baan Nederland B.V., Barneveld, the Netherlands	100%

-Baan Belgie N.V., Antwerp, Belgium	100%

-Baan International B.V., Barneveld, the Netherlands	100%

-Baan Development B.V., Barneveld, the Netherlands	100%

-Baan Software B.V., Barneveld, the Netherlands	100%
-Baan Dimensions B.V. (formerly, Proloq Holding B.V.), Veenendaal, the Netherlands with interests in:

-Proloq International B.V., Veenendaal, the Netherlands	100%

-Proloq Intellectual Property, B.V., Veenendaal, the Netherlands	100%

-Proloq Services, B.V., Veenendaal, the Netherlands	100%

-Proloq USA, Inc., Herndon, Virginia, USA	100%

-Baan (Schweiz) A.G., Otelfingen, Switzerland	100%

-Baan Austria GmbH, Vienna, Austria	100%

-Baan Italia S.r.l., Milan, Italy	100%

-Baan Iberica I.S. S.A., Sant Just Desvern, Spain	100%

-Baan UK Ltd., Reading, United Kingdom	100%

-Baan France S.A., Paris, France	100%

-Baan Nordic AB, Stockholm, Sweden	100%

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — Continued

-Baan Holding Central Europe, Hannover, Germany	100%

with interests in:

-Matrix Information Systeme GmbH, Hannover, Germany	100%

-Coda GmbH, Hannover, Germany	100%

-Baan Deutschland GmbH, Hannover, Germany	100%

with interests in:

-BIS straessle Informationssysteme GmbH, Hannover, Germany	100%

-Compact 3000 Ltd., Reading, United Kingdom	100%

With interests in:

-Compact 2000, Ltd., Dudley, United Kingdom	100%

-Compact 4000, Ltd., Birmingham, United Kingdom	100%
-The CODA group plc, Harrogate, United Kingdom

with interests in:

-Baan Limited, Harrogate, United Kingdom	100%

with interests in:

-Coda Overseas Holding Ltd., Harrogate, United Kingdom	100%

-Coda International Products Ltd., Harrogate, United Kingdom	100%

-Coda International Services Ltd., Harrogate, United Kingdom	100%

-Coda, Inc., New Hampshire, USA	100%

-Coda Canada, Inc., Toronto, Canada	100%

-Baan Iceland ehf, Kopavogur, Iceland	100%

-Coda B.V., Utrecht, the Netherlands	100%

with interests in:

-Coda (Singapore) Pty. Ltd., Singapore, Singapore	100%

with interests in:

-Coda Software (Malaysia) Sdn Bhd., Kuala Lumpur, Malaysia	100%

-Coda Nordic AB, Stockholm, Sweden	100%

-Coda Hong Kong Ltd., Hong Kong, Hong Kong	100%

-Coda Australia Ltd., Sydney, Australia	100%

-Coda Limited, New Zealand	100%

-Matrix Holding B.V., Nijmegen, the Netherlands	100%

with interests in:

-Matrix Research and Development B.V., Nijmegen, the Netherlands	100%

-Matrix Informatie Systemen B.V., Nijmegen, the Netherlands	100%

-Matrix International B.V., Nijmegen, the Netherlands	100%

with interests in:

-Matrix Workstations Ltd., Reading, United Kingdom	100%

-Global Maintenance Group Ltd., Kfar-Saba, Israel	100%

-Baan Canada Inc., Toronto, Canada	100%

-Baan U.S.A. Inc., New Castle, Delaware, USA	100%

with interests in:

-Aurum Software U.K. Limited, Reading, United Kingdom	100%

-CAPS Logistics, Inc., Atlanta, USA	100%

-Baan Nordic A/ S, Herlev, Denmark	100%

-Baan Argentina Ltda., Buenos Aires, Argentina	100%

-Baan Brasil Sistemas de Informática Ltda., Sao Paolo, Brazil	100%

-Baan Info Systems India Private Ltd., Bombay, India	100%

-Baan Software India Private Ltd., New Delhi, India	100%

-Baan China Ltd., Hong Kong, Hong Kong	100%

-Baan Japan Co. Ltd., Tokyo, Japan	100%

NOTES TO THE CORPORATE FINANCIAL STATEMENTS — Continued

-Baan (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	100%

with interests in:

-Baan Singapore Pte. Ltd., Singapore, Singapore	100%

-Baan Education Asia Pacific Sdn. Bhd., Kuala Lumpur, Malaysia	100%

-Baan Asia Pacific Pte. Ltd., Singapore, Singapore	100%

-Baan Australia Pty Limited, Sydney, Australia	100%

-Baan Korea Co. Ltd., Seoul, Republic of Korea	100%

      At year-end, all subsidiaries and investments of the Company have been disposed of, except for the wholly-owned subsidiary Baan Software B.V.

Barneveld, November 2, 2001

The Management Board

Laurens van der Tang

J.C. (Hans) Wortmann

David S. Wyman

The Supervisory Board

Pierre J. Everaert

Robert E. Goudie, Jr.

Kathleen E. O’Donovan

John B. Saunders

OTHER INFORMATION

Appropriation of net results

Provision as to appropriation of net results

      According to Article 30 of the Company’s Articles of Association, the Management Board with the approval of the Supervisory Board determines those amounts out of the profits that will be allocated to the Company’s reserves. The remaining parts of the profits shall be at the free disposal of the Extraordinary General Meeting of Shareholders.

Proposal of appropriation

      The Management Board proposes that the net income will be added to retained earnings. This proposal has been included in the financial statements.

Auditors’ report

Introduction

      We have audited the financial statements of Baan Company N.V., Barneveld, for the period ended August 31, 2000 as set out on pages 6 to 28 These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

      We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

      In our opinion, the financial statements give a true and fair view of the financial position of the Company as of August 31, 2000 and of the result for the period then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, November 2, 2001

Ernst & Young Accountants

BAAN COMPANY N.V.

BARNEVELD, THE NETHERLANDS

Annual Report for the year ended

August 31, 2001

CONTENTS

Report of the Management Board	i

Report of the Supervisory Board	iii

Financial Statements

Consolidated Balance Sheet	4

Consolidated Income Statement	5

Consolidated Cash Flow Statement	6

Notes to the Consolidated Financial Statements	7

Corporate Balance Sheet	14

Corporate Income Statement	15

Notes to the Corporate Financial Statements	16

Other Information

Appropriation of Net Results	19

Auditors’ Report	20

The page number of the last page is	20

REPORT OF THE MANAGEMENT BOARD

Share offering

      On May 31, 2000, Invensys Holdings Limited (Invensys), a wholly-owned subsidiary of Invensys plc, announced a public offer in cash for all of the issued share capital of the Company. The price offered per issued share was €2.85 ($2.61), valuing all of the issued shared capital of the Company at €762 ($697.7) million. The offer document, making the offer for the issued shares, was published on June 14, 2000. On July 26, 2000 Invensys had received acceptances from approximately 75% of the Company’s shareholders. Invensys amended its offer for the shares of the Company by reducing the acceptance requirement from 95% of the issued shares to a simple majority and extended the time available to accept the offer to August 29, 2000. At the completion of the public offer, Invensys had acquired approximately 80% of the issued shares of the Company. Invensys currently holds approximately 82% of the issued shares of the Company.

Business, assets and liability transaction

      At the Extraordinary General Meeting of Shareholders of the Company held on August 18, 2000, shareholders approved the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys, at a price of €762 ($697.7) million, which sales price will be adjusted upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 ($2.61) per share on liquidation of the Company, equaling the original offer by Invensys of €2.85 ($2.61) per share. This transaction was completed effectively on August 31, 2000. From that date, the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys. The trademark and products formerly operated by the Company and its subsidiaries are now run as a subdivision of Invensys Software Systems. The transaction also enabled Invensys to support and restructure the trading activities and to benefit from its 100% ownership of those activities. There have been no trading activities in the Company itself, since September 1, 2000.

      It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 ($2.61, gross and without interest) per share.

      Several factors outside the control of Invensys have affected the timing of the liquidation and the payment of the liquidation distribution to shareholders, however the intention remains to liquidate the Company. It is anticipated that at the general meeting of shareholders of the Company, intended to be convened for November 27, 2001, a resolution will be proposed to put the Company into liquidation.

Financial position at the end of the year

      This annual report relates to the period as of September 1, 2000 until August 31, 2001. In 2000, the Company changed its year-end from December 31 to August 31. The comparative data reported in these financial statements reflect the Company’s position as at August 31, 2000 and results for the 8 months period January 1, 2000 through August 31, 2000.

      As discussed there have been no trading activities in the Company itself, since September 1, 2000. The net income ($19 million) primarily consists of interest due from Invensys on the loan receivable ($33.2 million), foreign currency translation gains ($19.9 million), less the adjustment ($22.1 million) to the selling price of sale and transfer of the assets and liabilities and income tax ($11.4 million).

Managing Directors and Supervisory Directors of the Company

      At the August 2000 Extraordinary General Meeting of Shareholders, Bruce Henderson, Laurens van der Tang, Hans Wortmann, David Wyman, Christopher Besley and Tim Voak were elected to the Management Board. Christopher Besley and Tim Voak resigned at June 30, 2001, Bruce Henderson resigned at October 8, 2001.

-i-

      At the August 2000 Extraordinary General Meeting of Shareholders, Pierre Everaert, Robert Goudie, Kathleen O’Donovan, John Saunders, James Mueller and James Bays were elected to the Supervisory Board. James Mueller resigned at December 31, 2000 and James Bays resigned at March 31, 2001.

      Currently, the Managing Directors and Supervisory Directors of the Company, and their ages, are as follows.

Name	Age	Positions

Laurens van der Tang	35	Management Board Member

J.C. (Hans) Wortmann	51	Management Board Member

David S. Wyman	41	Management Board Member

Pierre J. Everaert(1)	61	Chairman of the Supervisory Board

Robert E. Goudie, Jr.	43	Supervisory Board Member

Kathleen E. O’Donovan(1)	44	Supervisory Board Member

John B. Saunders	58	Supervisory Board Member

(1)	Member of the Audit Committee.

      Baan Company is listed on Euronext Amsterdam. On October 6, 2000, the Company was delisted from NASDAQ.

Barneveld, November 2, 2001

The Management Board

Laurens van der Tang

J.C. (Hans) Wortmann

David S. Wyman

-ii-

REPORT OF THE SUPERVISORY BOARD

To the shareholders of Baan Company N.V.

      The Board’s main achievement during the year was to ensure, in cooperation with the management of Invensys Software Systems, that the sale and transfer of the business to Invensys, which took place on August 31, 2000, resulted in a smooth transition for the former staff, customers and associates of the Company.

      The financial statements are presented for the year ended August 31, 2001, which was the first year following the sale of the Company’s business, assets and liabilities to Invensys. This period does not reflect any substantial trading activity, and this will also be the case in any future subsequent financial periods prior to the planned liquidation, which is discussed in more detail in the Management Board Report.

      The Board was kept informed by Invensys about the progress towards the planned liquidation.

      The auditors have issued an unqualified opinion, and we have approved those financial statements as presented. We recommend that you adopt these financial statements.

      Finally we thank the whole of the Company’s former staff for their resilience and continuing service to customers during the difficult period that followed the sale of the business, and through the restructuring and regeneration. We are grateful to all of them and to our former customers for their continuing support.

Barneveld, November 2, 2001

On behalf of the Supervisory Board

Pierre J. Everaert
Chairman

-iii-

CONSOLIDATED BALANCE SHEET

(After proposed appropriation of net results)
(In thousands)

	August 31, 2001			August 31, 2000

ASSETS

Current assets

Due from related parties	$699,631	$		$678,713	$

Total current assets			699,631			678,713

Total assets			699,631			678,713

LIABILITIES AND GROUP EQUITY

Group equity			697,687			678,713

Current liabilities

Corporation tax	1,327			—

Accrued expenses	617			—

Total current liabilities			1,944			—

Total liabilities and group equity			699,631			678,713

CONSOLIDATED INCOME STATEMENT

(In thousands, except per share amounts)

	September 1, 2000 –			January 1, 2000 –
	August 31, 2001			August 31, 2000

Net revenues

License revenue	$		$—	$		$50,338

Maintenance and service revenue			—			182,265

Total net revenues			—			232,603

Cost of revenues

Cost of license revenue		—			13,285

Cost of maintenance and service revenue		—			160,505

Total cost of revenues			—			173,790

Gross margin			—			58,813

Operating and non-recurring expenses

Sales and marketing		—			106,112

Research and development		—			82,278

General and administrative		602			251,107

Asset write-downs		—			17,261

Restructuring and other non-recurring expenses		—			47,888

Total operating and non-recurring expenses			602			504,646

Operating income/(loss)			(602)			(445,833)

Interest income		(33,168)			(7,887)

Interest expense		—			9,924

Foreign currency translation gain		(19,905)			—

			(53,073)			2,037

Income/(loss) from operations before income tax			52,471			(447,870)

Provision for income taxes			11,392			8,066

Income/(loss) before extraordinary results			41,079			(455,936)

Extraordinary items		(22,105)			1,059,932

Income tax on extraordinary items		—			—

Extraordinary income/(loss) after tax			(22,105)			1,059,932

Net income			18,974			603,996

Net income per share:

Basic			0.07			2.43

Diluted			0.07			2.43

CONSOLIDATED CASH FLOW STATEMENT

(In thousands)

	September 1, 2000 –	January 1, 2000 –
	August 31, 2001	August 31, 2000

Cash flow from operations

Net income	$18,974	$603,996

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:

Extraordinary items	22,105	(1,059,932)

Depreciation and amortization	—	42,322

Provision for doubtful accounts	—	7,468

Asset write-downs	—	17,261

Restructuring and other non-recurring expenses	—	(43,049)

Foreign currency transaction losses/(gains)	(19,905)	20,863

Changes in operating assets and liabilities, net of acquisitions and before transfer of assets and liabilities:

Accounts receivable	(20,918)	54,263

Other current assets	—	45,682

Accounts payable	—	(17,782)

Accrued liabilities	1,944	231,681

Other current liabilities	—	583

Deferred revenue	—	(56,126)

Net cash provided by/(used in) operating activities	2,200	(152,770)

Cash flow from investing activities

Fixed assets purchased, excluding capitalized software development costs	—	(8,028)

Fixed assets sold, excluding capitalized software development costs	—	(35,333)

Proceeds from sale of investments and subsidiaries	—	81,093

Increase in capitalized software development costs	—	(14,516)

Proceeds from maturities of marketable securities	—	60,291

Other	—	(18,493)

Net cash provided by investing activities	—	65,014

Cash flow from financing activities

Receipts of long-term borrowings	—	34,110

Proceeds from issuance and subscription of common shares	—	3,791

Net cash provided by financing activities	—	37,901

Net effect of foreign currency exchange rates changes	19,905	(48,461)

(Adjustment of) the gain on sale of assets/liabilities to Invensys	(22,105)	1,091,807

Realized accumulated translation adjustment	—	(77,633)

Proceeds from sale of assets/liabilities to Invensys	—	(678,713)

Assets/ Liabilities sold to Invensys (excluding cash)	—	(372,889)

Increase/(decrease) in cash and cash equivalents	—	(135,744)

Cash and cash equivalents at beginning of year	—	135,744

Cash and cash equivalents at end of the year	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

General

Introduction

      During the year ended August 31, 2001, the majority of shares in Baan Company N.V. (the Company) is owned by Invensys Holdings Limited, London, United Kingdom, a wholly-owned subsidiary of Invensys plc, London, United Kingdom, the ultimate parent of the Company.

      The financial statements cover the 12 month period September 1, 2000 through August 31, 2001. In 2000, the Company changed its year-end from December 31 to August 31. The comparative data reported in these financial statements reflect the Company’s position as at August 31, 2000 and results for the 8 month period January 1, 2000 through August 31, 2000.

Transfer of business, assets and liabilities in the year ended August 31, 2000

      At the Extraordinary General Meeting of Shareholders of the Company held on August 18, 2000, shareholders approved the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company, to Invensys. It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 ($2.61, gross and without interest) per share.

      Effective August 31, 2000, the sale and transfer were concluded. Consideration paid consists of an amount of €762 ($697.7) million, payable at August 31, 2000 plus or minus an adjustment. The adjustment will equal €762 ($697.7) million minus the total amount that otherwise would be distributed to shareholders upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 ($2.61) per share, on liquidation.

      As from August 31, 2000 the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys.

Summary of significant accounting policies

Basis of preparation

      The financial statements are stated in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP) and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code. As permitted by Section 402, Book 2 of The Netherlands Civil Code, a condensed income statement is presented as part of the corporate financial statements of the Company.

Principles of consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its group companies. Reference is made to Notes to the corporate financial statements for information regarding consolidated subsidiaries. Inter-company transactions and balances, and unrealized profits on inter-company transactions, are eliminated on consolidation.

      The results of group companies acquired are included from the date of acquisition and for group companies sold, up to the date of disposal.

Translation of foreign currencies and derivative financial instruments

      Transactions arising in foreign currencies are translated into United States dollars on a monthly basis at the average rates of exchange prevailing during the month of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting net translation gains or losses are included in the income statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balance sheet

Financial fixed assets

      Investments in companies in which the Company has significant influence are accounted for under the equity method.

Accounts receivables

      Accounts receivable are stated at nominal value net of allowance for doubtful accounts, when deemed necessary.

Other assets and liabilities

      All other assets and liabilities are stated at amounts at which they were acquired or incurred.

Income statement

Income, costs and expenses

      Income, costs and expenses are allocated to the year to which they relate. Losses are accounted for in the year in which they are identified.

Cash flow statement

      The consolidated cash flow statement is prepared using the indirect method. Payments of interest and income taxes are included in cash flows from operating activities.

Due from related parties

	August 31,	August 31,
	2001	2000

	(In thousands)

Amount pertaining to the transfer of business, assets and liabilities	$697,687	$678,713

Interest due from Invensys	34,629	—

Income taxes paid by Invensys on behalf of the Company	(10,580)	—

Adjustment on the sale of assets/liabilities to Invensys	(22,105)	—

Total	699,631	678,713

      The amounts receivable of €762 ($697.7) million as per August 31, 2001 pertain to the transfer of business, assets and liabilities as described under the General note on the transfer of business, assets and liabilities. As per September 1, 2000 a loan agreement has been entered into with Invensys plc, carrying interest per annum of 1 month Euribor plus 0.20%. The interest rate for the year ended August 31, 2001, is effectively 5% per annum. The loan is repayable at call of the Company.

      In view of their short-term nature, the fair values of financial instruments included in receivables approximate their carrying amounts.

Group equity

      Reference is made to the Notes to the corporate financial statements on shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Commitments and contingencies

Litigation

      The Company and its former subsidiaries were party to legal proceedings from time to time, which included claims by customers, suppliers, other vendors, resellers and former employees. A number of cases are still active and outstanding.

      The Company itself is named as a defendant in a number of the remaining active cases. Three of these cases are shareholder suits. Two other cases are brought by a supplier of corporate advisory services and by a former distributor of the Company’s products in the Middle East.

      The first of the shareholder suits is a purported class action commenced in October 1998, in the United States District Court for the District of Columbia, Salerno v. Baan Company N.V. et al. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company violated certain of the US securities laws by making purportedly false and misleading statements about the Company’s operations from in or around the end of January 1997 through mid October 1998. The several actions have been consolidated and lead plaintiffs and counsel have been named. On June 21, 2000, the court dismissed for lack of subject matter jurisdiction the claims of those plaintiffs who neither reside in the United States nor made their stock purchases in the United States, and the litigation is proceeding with respect to the remaining claims. On or about June 12, 2001, the plaintiffs have moved to certify a plaintiff class including (subject to certain exceptions) of all persons or entities who purchased or otherwise acquired securities of the Company between January 28, 1997 and October 12, 1998, who are current residents of the United States, were residents of the United States at the time of such purchase, or purchased such securities within the United States, including securities purchased on the NASDAQ National Market System. The briefing on that motion has not been completed.

      In September 1999, the Company and certain of its then current or former officers and directors were named as defendants in a separate lawsuit, entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Georgia. The complaint asserts purported claims for breach of contract, violation of certain of the US securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation, all in connection with the Company’s acquisition in September 1998 of CAPS Logistics, Inc. (CAPS). The plaintiffs who are three of the four selling shareholders, allege that certain of the Company’s public financial reports allegedly relied upon by the plaintiffs in connection with the transaction were materially false and misleading, that certain of the Company’s officers made materially false and misleading statements to one or more of the plaintiffs during the negotiations leading to the acquisition, and that the Company did not comply with certain representations and warranties in the merger agreement. Plaintiffs seek rescission of the Company’s purchase of CAPS and return of CAPS to the plaintiffs, and unspecified economic damages. On September 29, 2000, the Court dismissed certain of the claims asserted under the U.S. securities laws, and the remaining securities law claims and other claims are proceeding.

      In December 2000, several individuals and entities commenced an action against the Company and certain of its former officers and records in Arnhem, District Court in the Netherlands, Stichting De Keursteen vs Baan Company N.V. The plaintiffs claim to have acquired shares of the Company between May 1, 1995, and September 1999 and allege that the defendants made certain incorrect and misleading statements and engaged in incorrect financial reporting, as a result of which the plaintiffs allegedly paid artificially inflated amounts for shares they purchased. Plaintiffs seek damages in the amount of NLG 31.6 million ($13.1 million).

      Best efforts have been made to assess the Company’s contingent liability for damages, legal and other costs arising from litigation. Any litigation involves potential risk and potentially significant costs. There can be no assurance therefore, that any litigation that is now pending or which may arise in the future will not have a material adverse effect.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the Assets Transfer Agreement, Invensys has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. Management is confident that Invensys has the resources to fulfil the obligations under this agreement. Consequently, the Company carries no accruals or provisions in its balance sheet as at August 31, 2001 and 2000, respectively.

Convertible subordinated notes

      In December 1996, the Company issued $175 million of 4.5% unsecured convertible subordinated notes (notes) due 2001 pursuant to an indenture dated as of December 15, 1996 (indenture). The notes are convertible into the Company’s common shares at any time after the 90th day following the last original issue date of the notes at a conversion price of $22.00 per share. In January 1997, the Company issued another $25 million of notes under the same terms and conditions.

      Following the transfer of business, assets and liabilities, there are no maturities subsequent to year-end. Reference is made to the General note on the transfer of business, assets and liabilities. However, with respect to the performance and observance of the covenants providing for the conversion rights of the indenture (remaining balance as at August 31, 2001, of $137 million), such covenants are still applicable to the Company.

Segment information

      Until August 31, 2000 the Company was primarily geographically organized and managed. The identified regions included Europe/ Middle East/ Africa (EMEA), Americas, and Asia/ Pacific (APAC).

      As of August 31, 2000, the Company does not carry any business activities, and as a result no segment information is disclosed over the period ended August, 31, 2001.

      The following table presents geographical segmentation per region in the period ended August 31, 2000.

				Non-
	EMEA	Americas	APAC	Allocated	Total

	(in thousands)

Total Revenues	$110,391	$104,006	$18,206	$—	$232,603

Cost of Revenues	107,050	62,723	11,211	(7,194)	173,790

Depreciation/amortization	2,811	9,303	1,277	28,931	42,322

Other operating cost	170,032	177,096	36,288	78,908	462,324

Total operating expenses	279,893	249,122	48,776	100,645	678,436

Operating income/(loss)	(169,502)	(145,116)	(30,570)	(100,645)	(445,833)

Interest income				7,887	7,887

Interest expense				9,924	9,924

Income taxes				8,066	8,066

Extraordinary income				1,059,932	1,059,932

Net income/(loss)	(169,502)	(145,116)	(30,570)	949,184	603,996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Personnel information

Wages and salary information

      Wages and salary information is as follows:

	September 1, 2000 –	January 1, 2000 –
	August 31, 2001	August 31, 2000

	(In thousands)

Wages and salaries	$—	$178,909

Social security costs	—	20,100

Pension costs	—	3,754

Total	—	202,763

Average number of personnel

      The average number of personnel employed during the year was:

	September 1, 2000 –	January 1, 2000 –
	August 31, 2001	August 31, 2000

Research and development	—	1,612

Sales and marketing	—	660

Billable services	—	1,652

Finance and general administration	—	390

Total	—	4,314

Extraordinary items

      Extraordinary items consists of the adjustment resulting from the Asset Transfer Agreement, amounting to (€24,1) million ($22.1 million). The adjustment is calculated based on the selling price of €762 million minus the total amount that otherwise would be distributed to shareholders upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 ($2.61) per share, on liquidation.

      Extraordinary income for the period ended August 31, 2000 included the following.

•	The income resulting from the Assets Transfer Agreement, amounting to $1.092 billion, calculated based on the sales price of €762 ($679) million plus the Company’s total shareholders’ equity deficit of $423 million immediate prior to the transfer, less an amount of $10 million paid to Fletcher International Limited (“Fletcher”) in exchange for extinguishing its unexercised rights to purchase shares in the Company;

•	Following the sale and transfer of assets and liabilities to Invensys, the accumulated translation adjustment amounted to $(77.6) million has been realized and accordingly been released to the income statement;

•	The net gain realized on the sale of the CODA business. On March 31, 2000, the Company completed the sale of the CODA business for a selling price of approximately $49 million in cash resulting in a gain of approximately $23 million;

•	The net gain realized on the sale of the minority interest in Meta4 Software M.S., S.A., Spain (“Meta4”). On March 12, 2000, the Company sold its minority interest in Meta4 for a net price of approximately $40 million. The Company realized a gain of approximately $22 million as a result of this transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes

      The income tax provision in the income statement is calculated based upon the taxable income of €37.4 ($34.3) million. The effective tax rate is 60%, which is higher then the expected tax rate of 35% because foreign currency translation gains and losses and the adjustment of the selling price based on the Assets Transfer Agreement are not to be included in the taxable income.

      The Company heads a fiscal unity with its wholly-owned subsidiary Baan Software B.V. As of August 31, 2000, the latter became dormant.

      During 1997, the Company made use of a facility for a reduced tax rate on certain of its qualifying income, which included net interest income from inter-company loans, and for money held on the convertible debt, and on royalties from direct license revenue of NLG 39 million ($16.2 million). The facility has become subject of a review by the European Commission. Currently, management does not consider the review will result in any material tax liability to the Company. If a liability will arise, it would be fulfilled by Invensys under the Asset Transfer Agreement.

      Under the Assets Transfer Agreement, Invensys has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. Management is confident that Invensys has the resources to fulfill the obligations under this agreement. Consequently, the Company carried no tax accruals or provisions in its balance sheet as at August 31, 2000.

Transactions with related parties

      Reference is made to the General note on the transfer of business, assets and liabilities and the note on the amounts due from related parties.

Per share information

      Basic net income (loss) per share is determined by dividing the net income/(loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The computation for net income/(loss) per share excludes any anti-dilutive common equivalent shares.

      The following table sets for the computation of basis and diluted net income per share for the years ended August 31, 2001 and 2000 (in thousands, except per share amounts).

	September 1, 2000 –	January 1, 2000 –
	August 31, 2001	August 31, 2000

	(In thousands)

Numerator:

Net income	$18,974	$603,996

Denominator:
Denominator for basic income per share —

Weighted average shares	267,338	248,565

Common equivalent shares	—	—

Adjusted weighted average shares and assumed conversions	267,338	248,565

Basic income per share	0.07	2.43

Diluted income per share	0.07	2.43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At August 31, 2001 and 2000, 6,245,000 shares issuable upon conversion of the Company’s convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was anti-dilutive. At August 31, 2001 and 2000 all common equivalent shares related to employee stock options, respectively, were excluded from the computation of diluted earnings per share because the effect was anti-dilutive.

CORPORATE BALANCE SHEET

(After proposed appropriation of net results)
(In thousands)

	August 31, 2001			August 31, 2000

ASSETS

Current assets

Due from related parties	$699,631	$		$678,713	$

Total current assets			699,631			678,713

Total assets			699,631			678,713

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity

Share capital	7,840			7,840

Additional paid-in capital	613,525			613,525

Retained earnings	76,322			57,348

Total shareholders’ equity			697,687			678,713

Current liabilities

Corporation tax	1,327			—

Accrued expenses	617			—

Total current liabilities			1,944			—

Total liabilities and shareholders’ equity			699,631			678,713

CORPORATE INCOME STATEMENT

(In thousands)

	September 1, 2000 –	January 1, 2000 –
	August 31, 2001	August 31, 2000

Net income/(loss) from group companies and participating interests after taxes	$—	$(370,620)

Other income (loss) after taxes	18,974	974,616

Net income	18,974	603,996

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

Significant accounting policies

      The accounting policies are the same as those described in Notes to the Consolidated Financial Statements.

Financial fixed assets

      As at August 31, 2001 and 2000, the Company has only one wholly-owned subsidiary, Baan Software B.V., which has a net equity value of nil and is dormant.

      Currently, for local legal reasons, the transfer of the legal ownership of certain former subsidiary companies has not been completed.

Shareholders’ equity

		Additional
	Share	paid-in	Retained
	capital	capital	earnings	Total

	(in thousands)

Balance at August 31, 2000	$7,840	$613,525	$57,348	$678,713

Net result 2001	—	—	18,974	18,974

Balance at August 31, 2001	7,840	613,525	76,322	697,687

Share capital

      The authorized capital consists of 700 million shares with a par value of NLG 0.06 at both August 31, 2001 and August 31, 2000. The actual number of shares issued amounts to 267,338,018 at August 31, 2001 and 2000. At August 31, 2000, the par value of issued shares in Dutch guilders was NLG 16 million which translated at the year-end exchange rate of NLG 2.44 = $1 is $6.6 million. At August 31, 2001, the par value of issued shares in Dutch guilders was NLG 16 million which translated at the year-end exchange rate of NLG 2.41 = $1 is $6.6 million. The share capital is stated at historical rates.

      At the Extraordinary General Meeting of Shareholders held on March 18, 1999, the shareholders voted to amend the Company’s Articles of Association to permit the issuance of preferred shares. The holders of preference shares, if issued, would have a right to receive dividend payments on their shares equal to a percentage of the nominal value of said preference shares increased by the possible share premium payments on those shares (calculated in accordance with Article 30 of the Articles of Association) before any dividend can be distributed to the holders of ordinary shares. Any shortfall in dividend payment in previous years will be remedied in the year(s) in which profits allow such remedy. In addition, the holders of preference share, if issued, would have certain preferential rights if the Company were liquidated. The finance preference shares can, if so desired, be divided into series of shares. No share certificates would be issued with respect to preference shares. The Company has agreed that at no time will it issue preference shares in the aggregate amount greater than 30% of the total issued and outstanding common shares of the Company. No preference shares have been issued to date.

Stock based compensation

1993 Stock Plan

      In December 1993, shareholders approved the 1993 Stock Plan. Through this Plan and subsequent amendments, the Company has reserved a total of 47,000,000 common shares for grant thereunder to eligible participants. The shares may have been either authorized but unissued or reacquired common stock. The number of common shares covered under the plan would have been proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration. As at August 31, 2001 and 2000, 11,850,314 common shares remained available for grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto would become available for future grant under the plan. The term of each option would not exceed a period of ten years from the grant date and each option generally vested over four years. The plan expires in 2003. The plan’s administrator determined the exercise price.

      As a consequence of past acquisitions, the Company did assume the outstanding options under the stock option plans of acquired companies.

      Option activity under the Stock plan was as follows:

	Outstanding	Weighted
	number of	average price
	options	per option

Balance at August 31,2000	13,044,668	$10.88

Granted	—	—

Exercised	—	—

Canceled or expired	(4,911,732)	$10.94

Balance at August 31, 2001	8,132,936	$10.85

      As of August 31, 2001 and 2000, stock options under the Stock Plan were exercisable for 4,958,732 and 5,714,450 common shares, respectively.

      All outstanding rights have automatically been terminated as per the terms of the Stock Plan with regard to ‘a proposed dissolution or liquidation of the Company (Article 11b)’ following the resolution of the Management Board subsequent to year end to make a proposal to the shareholders to put the Company into liquidation. Therefore, currently no outstanding rights exist under this plan.

1995 Director plan

      In March 1995, the Company adopted the 1995 Director Stock Option Plan (Director plan). Under the terms of the Director plan, each person who became a member of the Supervisory Board on or after July 1, 1995 would automatically be granted an option to purchase 50,000 common shares, except that the elected chairman of the Supervisory Board would be granted an option to purchase 65,000 shares on the date on which the person first becomes a member of the Supervisory Board; provided, however, that no option would be granted to a member of the Supervisory Board who, immediately prior to becoming a member of the Supervisory Board, was a member of the Board of Directors. Initial Option grants vested in four equal annual installments of 25% per year. All options did have a term of five years and were to be granted at fair market value at the date of grant. Following the transfer of the assets and liabilities of the Company to Invensys, all options granted became exercisable immediately. The directors did not exercise their rights. The Company did reserve a total of 1,600,000 common shares for grant under the Director plan.

      Directors appointed by the Extraordinary General Shareholders Meeting held on August 18, 2000, were not granted options under this plan.

      Option activity under the Director plan was as follows:

	Outstanding	Weighted
	number of	average price
	options	per option

Balance at August 31, 2000	179,000	$10.34

Granted	—	—

Canceled or expired	—	—

Balance at August 31, 2001	179,000	$10.34

      As at August 31, 2001 and 2000, all outstanding options under the Director plan are exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Guarantees

      Under the provision of section 403, Book 2 of the Netherlands Civil Code, the Company has given guarantees in respect of its subsidiary, Baan Software B.V., Barneveld, the Netherlands.

Remuneration of the Managing and Supervisory Directors

      Remuneration (including pension costs) of current and former Managing and Supervisory Directors, as elected to the respective boards, by shareholders, amounted to:

	September 1, 2000 –	January 1, 2000 –
	August 31, 2001	August 31, 2000

	(In thousands)

Managing Directors	$—	$2,681,000

Supervisory Directors	115,000	150,000

	115,000	2,831,000

Consolidated subsidiaries

      Consolidated subsidiary is:

— Baan Software B.V., Barneveld, the Netherlands	100%

Barneveld, November 2, 2001

The Management Board

Laurens van der Tang

J.C. (Hans) Wortmann

David S. Wyman

The Supervisory Board

Pierre J. Everaert

Robert E. Goudie, Jr.

Kathleen E. O’Donovan

John B. Saunders

OTHER INFORMATION

Appropriation of net results

Provision as to appropriation of net results

      According to Article 30 of the Company’s Articles of Association, the Management Board with the approval of the Supervisory Board determines those amounts out of the profits that will be allocated to the Company’s reserves. The remaining parts of the profits shall be at the free disposal of the General Meeting of Shareholders.

Proposal of appropriation

      The Management Board proposes that the net income will be added to retained earnings. This proposal has been included in the financial statements.

Auditors’ report

Introduction

      We have audited the financial statements of Baan Company N.V., Barneveld, for the year ended August 31, 2001 as set out on pages 4 to 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

      We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

      In our opinion, the financial statements give a true and fair view of the financial position of the Company as of August 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, November 2, 2001

Ernst & Young Accountants